SUN LIFE FINANCIAL INC.

ANNUAL MEETING
MAY 11, 2005

NOTICE OF ANNUAL MEETING OF
COMMON SHAREHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of Sun Life Financial Inc. to be held at the Metro Toronto Convention Centre, North Building, Room 105, 255 Front Street West, Toronto, Ontario, Canada on Wednesday, May 11, 2005 at 10:00 a.m. (Toronto time).

The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.

The meeting will be held at the same time and in the same place as the Annual Meeting of the Policyholders and the sole Shareholder of Sun Life Assurance Company of Canada. The formal business of each meeting will be conducted separately but the management presentations at the meeting will be addressed jointly to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings.

Your participation at the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it by no later than 5:00 p.m. (Toronto time) on Monday, May 9, 2005 in the manner described in the Management Information Circular. If your shares are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.

We look forward to seeing you at the meeting.

William W. Stinson	Donald A. Stewart
Chairman of the Board	Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150, rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1 800 786-5433, ou encore en envoyant un courriel à actionnairesindividuels@sunlife.com.

Sun Life Financial Inc.
(the “Corporation”)
Notice of Annual Meeting
May 11, 2005

The Annual Meeting of Shareholders of Sun Life Financial Inc. will be held at the Metro Toronto Convention Centre, North Building, Room 105, 255 Front Street West, Toronto, Ontario, Canada, on Wednesday, May 11, 2005 at 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2004, together with the reports of the auditor and the actuary on those statements;

2.	to elect directors;

3.	to appoint auditors;

4.	to consider certain proposals submitted by shareholders set out in Schedule E of the attached Management Information Circular; and

5.	to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada. The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

The number of eligible votes that may be cast at the meeting as of March 21, 2005 is 590,834,646. If you were a shareholder of record at the close of business on March 21, 2005 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose. For your vote to be recorded your proxy form must be received no later than 5:00 p.m. (Toronto time) on Monday, May 9, 2005 by our transfer agent, CIBC Mellon Trust Company, by mail at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by fax at (416) 368-2502. For further information please see the section entitled How to Vote Your Shares in the accompanying Management Information Circular. Shareholders residing outside North America should mail their proxies to our agents at the following addresses to be received no later than 5:00 p.m. (Toronto time) on Monday, May 9, 2005 or fax their proxies to CIBC Mellon Trust Company at (416) 368-2502.

United Kingdom, the Republic of Ireland, the Channel Islands or the Isle of Man	Capita IRG Plc Bourne House, 34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU

Philippines	The Hongkong and Shanghai Banking Corporation Limited
30th Floor, The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines

Hong Kong	Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong

Other Countries	CIBC Mellon Trust Company
200 Queen’s Quay East, Unit 6
Toronto, Ontario
Canada M5A 4K9

If the meeting is adjourned, your proxy form must be received in the manner described above, no later than 5:00 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board of Directors,

Joan M. Wilson
Vice-President and Corporate Secretary

March 21, 2005

Sun Life Financial Inc.

Sun Life Financial Inc.
Management Information Circular
Dated March 21, 2005

ABOUT THIS DOCUMENT

Throughout this document, the Corporation refers to Sun Life Financial Inc., Sun Life Assurance refers to Sun Life Assurance Company of Canada, you and your refer to the shareholders of the Corporation, and the Act means the Insurance Companies Act (Canada). Sun Life Financial refers to Sun Life Financial Inc. and its subsidiaries.

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) explains in detail the items of business that will be considered at the Annual Meeting of Shareholders (the “meeting”) of the Corporation to be held on May 11, 2005. It is furnished to you in connection with the solicitation by or on behalf of the Board of Directors and management of the Corporation of proxies to be used at the meeting and at any adjournment of the meeting. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Corporation and its affiliates or by an agent. The Corporation will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. The estimated cost of such services is $42,500. All costs of solicitation will be borne by the Corporation.

If you have any questions regarding the meeting, please call one of the following numbers:

Canada and United States	1 877 224 1760 (English)	1 888 290 0048 (French)

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064

Philippines	Metro Manila: 632 683 2601	Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416 348 9412

VOTING INFORMATION

Who Can Vote

If you were a shareholder of record at the close of business on March 21, 2005, you are entitled to vote at the meeting. Each common share has one vote. The Act prohibits the exercise of voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

If you acquired shares after March 21, 2005, you must produce properly endorsed share certificates or otherwise establish that you own the shares in order to be able to vote those shares at the meeting. You must also request that your name be included on the list of shareholders eligible to vote at the meeting by contacting the Corporate Secretary at the Corporation’s head office address, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9 no later than the end of day on May 2, 2005.

Who Counts the Votes

Proxies are counted and tabulated by the Corporation’s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not usually submitted to management unless they contain comments from shareholders clearly intended for management, or when required by law.

Voting Results

A Report on Voting Results will be posted on the Corporation’s website: www.sunlife.com immediately after the meeting. The Report on Voting Results will be filed with the Canadian securities regulators and can be found on the SEDAR website: www.sedar.com.

Voting Securities

As at March 21, 2005, a total of 590,834,646 common shares were outstanding. To the knowledge of the directors and management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Sun Life Financial Inc.

Management Information Circular

How to Vote Your Shares

Registered Shareholders

You are a registered shareholder if your name appears on the certificate for those shares. As a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. The persons named in the enclosed proxy form are directors of the Corporation. However, you may appoint another person as your proxy holder, including someone who is not a shareholder, by printing that person’s name in the blank space on the proxy form. Sign, date and return the proxy form in the envelope provided for this purpose.

If you specify on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then that is how your proxy holder must vote your shares. If you have not specified how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees fit on that matter. If you appoint the representatives named on the proxy form as your proxy holder, and you do not specify how they should vote, your shares will be voted:

FOR the election of the proposed nominees as directors;

FOR the appointment of Deloitte & Touche LLP as auditors; and

AGAINST Shareholder Proposals Nos. 1 to 10.

If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxy holder can vote your shares as he or she sees fit.

The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the directors and management of the Corporation as of the date of this Circular.

To record your vote, you must return the signed proxy form by no later than 5:00 p.m. (Toronto time) on Monday, May 9, 2005 in the way described in the Notice of Annual Meeting. If you wish to vote in person at the meeting, do not complete or return the proxy form. Your vote will be taken at the meeting. You should register with the transfer agent upon arriving at the meeting.

Share Ownership Account Participants

A shareholder who holds a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or the Internet. For telephone voting in Canada, please call 1-866-271-1207 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.eproxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 5:00 p.m. (Toronto time) on Monday, May 9, 2005. Information contained in or otherwise accessible through the website does not form a part of the Circular. All such website references are inactive textual references only.

If you hold a Share Ownership Statement and wish to vote in person at the meeting, do not complete or return the proxy form. Your vote will be taken at the meeting. You should register with the transfer agent upon arriving at the meeting.

Non-registered Shareholders

If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the request for voting instructions or proxy form that you receive from the intermediary, to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.

Since the Corporation does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person you should insert your own name in the blank space provided in the proxy form to appoint yourself as proxy holder then follow your intermediary’s instructions for returning the proxy form.

Sun Life Financial Inc.

Management Information Circular

Changing Your Mind

If you are a registered shareholder and you have returned a proxy form you may revoke it by:

(a)	completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

(b)	depositing a written statement signed by you or your attorney as authorized by you in writing:

(i)	at the head office of the Corporation, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including May 10, 2005, or, if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

(ii)	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

Voting instructions sent by mail, by facsimile or in person by a later dated proxy form or conveyed by telephone or the Internet will revoke any prior voting instructions. However, if you are a Share Ownership Account Participant you will not be able to vote by telephone or Internet (and thereby revoke any prior voting instructions) after 5:00 p.m. (Toronto time) on May 9, 2005.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.

Votes Required for Approval

A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditor and the actuary’s report on the policy liabilities in those statements, are included in the 2004 Annual Report. They will be placed before the shareholders at the meeting.

Election of Directors

As of the date of this Circular, there are 15 directors on the board. The Corporation’s by-laws currently allow for the election of between eight and 20 directors. All directors are also directors of Sun Life Assurance, the wholly owned principal operating subsidiary of the Corporation. At the meeting, 13 directors are to be elected. Since the last annual meeting, the Board of Directors appointed two directors: George W. Carmany effective September 23, 2004 and David W. Kerr effective December 9, 2004; and two directors resigned from the board: Robert M. Astley effective September 3, 2004 and Stanley H. Hartt effective November 22, 2004. Madeleine M. Paquin has chosen not to stand for re-election. William W. Stinson, Chairman of the Board, will retire from the board at the close of the meeting. The board intends to appoint Ronald W. Osborne to succeed Mr. Stinson as Chairman of the Board pending Mr. Osborne’s re-election as a director at the annual meeting.

In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the nominees at the meeting. All directors will be elected for a one-year term.

The Governance Committee has reviewed the candidature of each nominee and confirmed to the Board of Directors that each of the nominees satisfies the Corporation’s criteria for board membership and offers skills and experience that will contribute to the board’s continuing ability to keep pace with the Corporation’s developing business operations. The Board of Directors does not contemplate that any of the proposed nominees will be unable to serve as a director, but should that occur for any reason prior to the meeting, the persons named in the enclosed form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.

Sun Life Financial Inc.

Management Information Circular

The following table sets out the names of the directors, together with their city of residence, age, year first elected or appointed a director, comparative share ownership (2005 – 2004) in the form of common shares beneficially owned by the directors, deferred share units (“DSUs”) credited to the director, stock options held, principal occupation, other directorships, independence status, membership on Board Committees and attendance.

			Director	Common Shares[1]		DSUs[1]		Options[1]
		Age	Since	2005	2004	2005	2004	2005	2004

James C. Baillie	Independent Director	66	2000	6,900	6,900	5,933	5,067	4,000	4,000
Toronto, ON

Mr. Baillie is of Counsel with Torys LLP, a law firm. Prior to January 2000, Mr. Baillie was a Partner at Torys. Mr. Baillie is Chairman of the Auditing and Assurance Standards Oversight Council. He is a director of the Investment Dealers Association of Canada and of Bridgepoint Health Canada. Until August 2004 Mr. Baillie also served on the Board of Directors of two of the Corporation’s subsidiaries in the United States and was Chairman of the Audit Committees of those subsidiaries. He continues to serve on the Board of Directors of Massachusetts Financial Services Company and is Chairman of its Audit Committee. In the past five years, Mr. Baillie has served as a director of Corel Corporation, FPI Limited, Infinium Canada Ltd. and the Independent Electricity Market Operator (Ontario).

							Number of Meetings Attended 10 of 10 Regular 2 of 2 Additional Board 6 of 6 ACRC[2] 5 of 5 RRC (Chair)[4]

George W. Carmany, III	Independent Director	64	2004	1,000	—	336	—	—	—
Boston, MA

	Mr. Carmany is a Corporate Director. He is President of G. W. Carmany and Company, Inc., an advisor to and investor in development stage companies in life sciences and financial services. He is a director of Macquarie Infrastructure Company Trust, Chairman and former Chief Executive Officer of Helicon Therapeutics, Inc., Vice-Chairman of Computerized Medical Systems, Inc., Senior Advisor to EnGenelC Pty. Ltd. and a Trustee of Bentley College. In the past five years, Mr. Carmany has served as Vice Chairman of LifeSpan, Inc., Chairman and Trustee of The New England Medical Center Hospitals, Inc., and as a director of Equivest, Inc. and e-Duction, Inc.						Number of Meetings Attended 3 of 3 Regular 2 of 2 RRC[4] Mr. Carmany became a director effective September 23, 2004.

William R. Fatt	Independent Director	54	2001	2,000	2,000	10,496	7,995	4,000	4,000
Toronto, ON

	Mr. Fatt is Chief Executive Officer of Fairmont Hotels & Resorts Inc., an owner/operator of luxury and first class hotels and resorts. Mr. Fatt is Vice-Chairman and Trustee of Legacy Hotels Real Estate Investment Trust and a director of Enbridge Inc., EnCana Corporation and The Jim Pattison Group. In the past five years, Mr. Fatt has served as a director of The University of Guelph and the Toronto General and Western Hospital Foundation.						Number of Meetings Attended 9 of 10 Regular 1 of 2 Additional board 8 of 8 MRC (Chair)[3] 3 of 5 RRC[4]

David A. Ganong	Independent Director	61	1991	7,567	7,567	3,329	2,152	2,000	2,000
St. Stephen, NB

	Mr. Ganong is President of Ganong Bros. Limited, a confectionery manufacturer. Mr. Ganong is Chairman of the Board of Governors of The University of New Brunswick. In the past five years, Mr. Ganong was Chairman of Clarica Life Insurance Company, a director of Air Canada and a director of New Brunswick and Canada Railway.						Number of Meetings Attended 9 of 10 Regular 2 of 2 Additional board 7 of 8 GC5 7 of 8 MRC[3]

Sun Life Financial Inc.

Management Information Circular

			Director	Common Shares[1]		DSUs[1]		Options[1]
		Age	Since	2005	2004	2005	2004	2005	2004

Germaine Gibara, CFA	Independent Director	60	1997	4,030	4,030	3,181	2,039	2,000	2,000
Montreal, QC

	Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of Agrium Inc., Cogeco Cable Inc., the Auditing and Assurance Standards Oversight Council and CPP Investment Board. In the past five years, Ms. Gibara has served as a director of Clarica Life Insurance Company, Corel Corporation, Pechiney Group and Videotron Telecom Limited.						Number of Meetings Attended 9 of 10 Regular 2 of 2 Additional board 3 of 3 ACRC[2] 8 of 8 GC5 2 of 2 RRC

Krystyna T. Hoeg, CA	Independent Director	55	1999	3,405	3,405	5,421	2,887	2,000	2,000
Toronto, ON

	Ms. Hoeg is President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She is a director of the Business Advisory Council of the United Nations Office for Project Services, a member of the Advisory Board, Woodrow Wilson Center’s Canada Institute and a member of the Canadian Opera Corporation Capital Campaign. In the past five years, Ms. Hoeg has served as a director of Clarica Life Insurance Company and St. Michael’s Hospital Foundation.						Number of Meetings Attended 10 of 10 Regular 2 of 2 Additional board 6 of 6 ACRC[2] 3 of 3 RRC[4]

David W. Kerr, CA	Independent Director	61	2004	4,000	—	82	—	—	—
Toronto, ON

	Mr. Kerr is Chairman of Noranda Inc., a developer of copper and nickel mining deposits. Prior to July 2002 he was President and Chief Executive Officer of Noranda Inc. He is a director of Brascan Corporation, Shell Canada Limited and a director and Chairman of the Toronto Rehabilitation Hospital Foundation. In the past five years, Mr. Kerr also served as a director of Canada Life Financial Corporation and Chairman of the International Council on Mining and Metals.						Number of Meetings Attended 0 of 0 Regular 0 of 0 ACRC[2] M. Kerr became a director effective December 9, 2004.

Idalene F. Kesner	Independent Director	47	1997	4,000	2,000	1,586	792	2,000	2,000
Bloomington, IN

	Professor Kesner is Chairperson, MBA Program and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post secondary educational institution. She is a director of the Indiana University Hillel Foundation. In the past five years, Professor Kesner has served as a director of Clarica Life Insurance Company and Harriet & Henderson Yarns, Inc.						Number of Meetings Attended 9 of 10 Regular 2 of 2 Additional board 3 of 3 ACRC 3 of 3 RRC[4] 3 of 3 GC5

Sun Life Financial Inc.

Management Information Circular

			Director	Common Shares[1]		DSUs[1]		Options[1]
		Age	Since	2005	2004	2005	2004	2005	2004

Bertin F. Nadeau	Independent Director	64	1990	10,256	10,256	1,586	792	4,000	4,000
Montreal, QC

	Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. Mr. Nadeau is a director of Lafarge North America Inc. and The Montreal General Hospital Foundation. He is Chairman of Breuvages KiRi L.P. and Casavant Frères, L.P. In the past five years, Mr. Nadeau has served as a director of Ski Mode Bernard Trottier Inc. and was a Governor of The Banff Centre.						Number of Meetings Attended 10 of 10 Regular 2 of 2 Additional board 8 of 8 GC (Chair)[5] 8 of 8 MRC[3]

Ronald W. Osborne, FCA	Independent Director	58	1989	16,709	14,564	1,586	792	4,000	4,000
Toronto, ON
	Mr. Osborne is a Corporate Director. Until December 2003, he was President and Chief Executive Officer and a director of Ontario Power Generation Inc., an electricity generation company. Mr. Osborne is a director of Four Seasons Hotels Inc., Shell Canada Limited, Torstar Corporation, St. Lawrence Cement Group Inc., Massachusetts Financial Services Company and The Corporation of Massey Hall and Roy Thomson Hall. He serves as a Trustee of Riocan Real Estate Investment Trust. In the past five years, Mr. Osborne has served as a director of Air Canada and The Shaw Festival.						Number of Meetings Attended of 10 Regular 2 of 2 Additional board 6 of 6 ACRC (Chair)[2] 6 of 6 MRC[3]

C. James Prieur, CFA	Management Director	53	2002	40,708	47,608	75,997	74,740	502,300	504,000
Toronto, ON

	Mr. Prieur is President and Chief Operating Officer of the Corporation and of Sun Life Assurance. Mr. Prieur serves on the Board of Directors of a number of the Corporation’s subsidiaries. Mr. Prieur is a director of CI Fund Management Inc., The Canadian Opera Company and the Pacific Basin Economic Council and is a member of the Ivey Advisory Board, Richard Ivey School of Business, The University of Western Ontario. In the past five years, Mr. Prieur has served as a director of Newton Wellesley Hospital and Life Insurance Marketing and Research Association International.						Number of Meetings Attended 10 of 10 Regular 2 of 2 Additional board

Donald A. Stewart, FIA, FCIA	Management Director	58	1996	44,119	43,565	184,576	181,522	1,334,200	1,130,000
Toronto, ON

	Mr. Stewart is Chief Executive Officer of the Corporation and of Sun Life Assurance. He was appointed Chairman and Chief Executive Officer of the Corporation in September 1999. In June 2003, a Non-Executive Chairman was appointed. Mr. Stewart continues as Chief Executive Officer. Mr. Stewart serves on the Board of Directors of a number of the Corporation’s subsidiaries. He is Chairman of the Canadian Life & Health Insurance Association and Vice-Chairman of the International Insurance Society, Inc. In the past five years, Mr. Stewart has served as a director of the American Council of Life Insurance.						Number of Meetings Attended 10 of 10 Regular 2 of 2 Additional board

Sun Life Financial Inc.

Management Information Circular

			Director	Common Shares[1]		DSUs[1]		Options[1]
		Age	Since	2005	2004	2005	2004	2005	2004

W. Vickery Stoughton	Independent Director	59	1988	4,353	4,157	1,586	792	4,000	4,000
Los Angeles, CA

	Mr. Stoughton is a Corporate Director. Mr. Stoughton was Chairman and Chief Executive Officer of Careside, Inc., which until February 2003, was a manufacturer and developer of blood testing systems. He is a director of Biomira Inc. Formerly Mr. Stoughton has held the position of Chief Executive Officer of Toronto General Hospital and the Duke University Medical Center and President of SmithKline Beecham Diagnostic Systems.						Number of Meetings Attended 10 of 10 Regular 2 of 2 Additional board 8 of 8 MRC[3] 3 of 3 GC5

1.	Common shares, DSUs and Options as at February 28th for 2005 and April 2nd for 2004.
2.	Current member of Audit and Conduct Review Committee (“ACRC”).
3.	Current member of Management Resources Committee (“MRC”).
4.	Current member of Risk Review Committee (“RRC”).
5.	Current member of Governance Committee (“GC”).

Directors who are not standing for re-election on May 11, 2005 or who have retired or resigned during the year and attended meetings during the 12-month period ended December 31, 2004, are as follows:

William W. Stinson	Robert M. Astley (resigned September 3, 2004)	Stanley H. Hartt, OC, QC (resigned November 22, 2004)
10 of 10 Regular	7 of 7 Regular	8 of 9 Regular
2 of 2 Additional board	2 of 2 Additional board	2 of 2 Additional board
8 of 8 GC		4 of 5 ACRC
Mr. Stinson attended all other Committee meetings as an ex-officio member.		3 of 4 RRC

John D. McNeil (retired May 19, 2004)	Madeleine M. Paquin	Sir Bob Reid (retired May 19, 2004)
4 of 5 Regular	10 of 10 Regular	5 of 5 Regular
2 of 2 Additional board	2 of 2 Additional board	1 of 2 Additional board
2 of 2 RRC	5 of 5 GC	3 of 3 ACRC
	4 of 5 MRC	2 of 2 RRC
1 of 3 RRC

To the knowledge of the Corporation, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following directors:

(i)	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003 Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Ms. Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;

(ii)	Messrs. Ganong and Osborne were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada;

(iii)	Mr. Stoughton, was a director of Careside, Inc. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2002. Mr. Stoughton is no longer a director of Careside, Inc.; and

(iv)	Mr. Stinson was a director of Unitel Inc. until August 1995. Mr. Fatt was a director of Unitel Inc. in December 1995, when it instituted a compromise with creditors. Messrs. Stinson and Fatt are no longer directors of Unitel Inc.

Sun Life Financial Inc.

Management Information Circular

Appointment of Auditors

It is proposed that Deloitte & Touche LLP (“Deloitte”) be appointed the auditors of the Corporation.

The persons named in the enclosed form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte as auditors of the Corporation, to hold office until the next annual meeting of shareholders. Deloitte has been auditor of the Corporation since its inception in 1999. Prior to that, Deloitte, or one of its predecessor companies, have been auditors of Sun Life Assurance for many years.

For the years ended December 31, 2004 and 2003, the fees paid by the Corporation and Sun Life Assurance for audit work performed by Deloitte were as follows:

	Year Ended December 31
($millions)	2004	2003
Audit Services	10.2	9.2
Audit-Related Services	3.5	2.1
Tax Services	2.2	1.5
Other Services	0.4	0.3

Audit Services

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s and Sun Life Assurance’s annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.

Audit-Related Services

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit services category above. These services consisted primarily of reviews of the Corporation’s internal control reporting preparedness, Association for Investment Management and Research (now The CFA Institute) verifications and employee benefit plan audits.

Tax Services

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims and tax planning and advisory services relating to domestic and international taxation.

Other Services

Other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

Policy for Approval of Auditor Services

The Corporation and Sun Life Assurance established a policy requiring pre-approval of services provided by its external auditors. The policy is set out in Schedule D. All fees paid to Deloitte since the Policy was established in July 2002 have been approved by the Audit and Conduct Review Committee in accordance with the policy in effect at the time.

Sun Life Financial Inc.

Management Information Circular

COMPENSATION OF DIRECTORS

On an annual basis, the Governance Committee reviews and makes recommendations to the board on the adequacy in terms of responsibility, risk involved and time commitment to be an effective director, as well as the competitiveness of the compensation paid to the independent directors and the Chairman of the Board relative to other Canadian financial institutions and large public companies.

Directors who are employed by the Corporation or Sun Life Assurance do not receive fees for serving as directors. In 2004, the Chairman of the Board received an annual retainer of $300,000 plus a deferred share unit (DSU) award of $40,000 as his total remuneration, plus reasonable travel and other expenses incurred in connection with carrying out the duties of the Chairman of the Board. Effective January 1, 2005, the Chairman of the Board’s DSU award was increased to $45,000.

As of the date of this Circular, other members of the board are paid on the basis set out in the following chart. Amounts paid are in respect of a director’s services to both the Corporation and Sun Life Assurance, the cost of which is shared equally between the two companies. All meetings of the boards of the Corporation and Sun Life Assurance and their respective committees are, generally, held concurrently. Directors who are resident outside of Canada receive the same nominal amounts, paid in US funds.

Board Retainer	$90,000	[1]	Meeting Fees

Committee Chair Retainers:			Board	$1,500

• Audit and Conduct Review	$30,000

• Governance	$20,000

• Management Resources	$20,000

• Risk Review	$30,000

Committee Member Retainers:			Committee	$1,500

• Audit and Conduct Review	$10,000

• Governance	$5,000

• Management Resources	$5,000

• Risk Review	$7,500

1.	Effective January 1, 2005 50% of the board retainer will be paid in the form of DSUs and the board retainer includes fees paid for attending education seminars.

Directors who are not employees of the Corporation or any affiliate can elect to receive their remuneration (other than the DSU award) in the form of cash, DSUs or common shares of the Corporation acquired on the market. Directors are reimbursed for their reasonable costs for attendance at meetings of the Corporation or any of its subsidiaries.

Share Ownership Guideline

Each director is required to own or have invested an amount equivalent to a value of not less than $300,000 in common shares and/or DSUs. Directors are expected to reach this share ownership level within five years of becoming a board member or within five years of the adoption of the policy (December 9, 2004), whichever is later.

Sun Life Financial Inc.

Management Information Circular

The total amount paid to the directors by the Corporation and Sun Life Assurance for the year ended December 31, 2004 was $1,994,553 paid as follows:

			Committee
			Retainer
		DSU	including	Board	Committee	Total
	Board	Award	Committee	Meeting	Meeting Fees	Remuneration
Name	Retainer	Value[1]	Chair Retainer	Fees	and Seminars	Paid
	$	$	$	$	$	$
William W. Stinson	300,000	40,798	–	–	–	340,798
James C. Baillie[3]	30,000	44,485	21,875	18,000	28,500	142,860
George W. Carmany[2,8]	10,000	13,353	2,500	4,500	7,500	45,245
William R. Fatt	30,000	47,233	17,500	15,000	21,000	130,733
David A. Ganong	30,000	42,014	10,000	16,500	28,500	127,014
Germaine Gibara	30,000	41,911	13,958	16,500	30,000	132,369
Stanley H. Hartt[7]	27,500	40,996	16,042	15,000	15,000	114,537
Krystyna T. Hoeg	30,000	42,823	14,375	18,000	25,500	130,698
David W. Kerr[9]	2,500	3,333	833	0	0	6,667
Idalene F. Kesner[2]	30,000	40,798	11,458	16,500	24,000	147,483
John D. McNeil[5]	12,500	20,738	3,125	9,000	7,500	52,863
Bertin F. Nadeau	30,000	40,798	15,000	18,000	33,000	136,798
Ronald W. Osborne[6]	30,000	40,798	25,000	16,500	28,500	140,798
Madeleine M. Paquin	30,000	43,651	9,375	18,000	25,500	126,526
Sir Bob Reid[2,4,5]	12,500	17,172	10,417	9,000	10,500	72,386
W. Vickery Stoughton[2]	30,000	40,798	7,917	18,000	25,500	146,778

1.	The DSU Award Value includes dividends earned on the DSUs.
2.	Directors who are resident outside Canada receive their fees in US dollars, except for the DSU awards, which are valued in Canadian dollars. Remuneration for these Directors is converted to Canadian dollars using an average exchange rate of 1.3017.
3.	James C. Baillie, in his capacity as a member of the Board of Directors and various committees of the Corporation’s major subsidiaries in the United States, was paid an additional US$122,550.
4.	Sir Bob Reid, in his capacity as a member of the Board of Directors and the Audit and Compliance Committee of Sun Life Assurance Company of Canada (UK) Limited, was paid an additional GB£30,000.
5.	John D. McNeil and Sir Bob Reid retired at the annual meeting on May 19, 2004.
6.	Ronald W. Osborne, in his capacity as a member of the Board of Directors of one of the Corporation’s subsidiaries, was paid an additional US$15,000.
7.	Stanley H. Hartt resigned as a director on November 22, 2004.
8.	George W. Carmany was appointed a director effective September 23, 2004.
9.	David W. Kerr was appointed a director effective December 9, 2004.

Directors’ Share Compensation Plan

A Directors’ Share Compensation Plan (the “DSC Plan”) was adopted by the Board of Directors on December 6, 2000 and amended effective January 1, 2005. Under the DSC Plan, directors who are not employees of the Corporation or any affiliate, receive an annual award of DSUs on the last day of each quarter, in an amount equivalent to one quarter of 50% of the annual board retainer. Effective January 1, 2005, the DSU award became part of the board retainer and was increased by $5,000 per annum to $45,000 per annum. In addition, directors may elect to receive the balance of their annual remuneration, paid quarterly, in combination of cash, DSUs and/or common shares. A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. No common shares are issued by the Corporation in connection with the DSC Plan.

Sun Life Financial Inc.

Management Information Circular

Directors’ Stock Option Plan

Grants under the Directors’ Stock Option Plan (the “DSOP”) were discontinued effective April 2, 2003.

The DSOP provided for automatic grants of options to purchase common shares to directors of the Corporation who were not employees of the Corporation or any of its subsidiaries. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of the shareholders at which a director was elected, re-elected or retained as a director.

Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price is the closing price of the common shares on The Toronto Stock Exchange (“TSX”) on the trading day preceding the date of grant. Unless otherwise determined, the options will become exercisable as to 50% on the first anniversary of the date of grant and as to the remaining 50%, on the second anniversary of the date of grant.

Stock options will vest immediately upon the death or retirement of a director from the board and the options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director’s options, which are exercisable on the date the person ceases to be a director, may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.

Shareholder Proposals

Schedule E to this Circular sets out proposals submitted by shareholders for consideration at the meeting. The persons named in the enclosed form of proxy intend to vote, in the absence of contrary instructions, AGAINST the proposals set out in Schedule E.

Any shareholder proposals for the 2006 Annual Meeting of Shareholders must be submitted no later than 5:00 p.m. (Toronto time) on February 8, 2006, by writing to the Corporate Secretary of the Corporation at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to (416) 585-9907 or by e-mail to boarddirectors@sunlife.com in order to be considered for inclusion in the Corporation’s Circular for that meeting.

REPORT ON CORPORATE GOVERNANCE

The Canadian Securities Administrators (“CSA”) have issued proposed Corporate Governance Guidelines and related disclosure rules, which will replace the current disclosure requirements of the TSX. This report outlines Sun Life Financial’s governance practices as set out in the CSA Guidelines and Rules. The Corporation’s alignment to TSX Guidelines is set out in Schedule B of this Circular. A comparison of the Corporation’s governance practices to the New York Stock Exchange Corporate Governance Rules are found in Schedule C. Sun Life Financial’s governance model is also consistent with Guidelines issued in January 2003 by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions.

Board of Directors

The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the board has determined that 11 of the 13 directors who are nominated for election at the May 11, 2005 annual meeting are independent. The two directors who are standing for election who are not independent are senior executives of the Corporation: Donald A. Stewart and C. James Prieur. The table in the Election of Directors section of this Circular starting on page five identifies the independence status of each director.

William W. Stinson, Chairman of the Board, is an independent director. He chairs regularly scheduled meetings of the independent directors at which members of management including management directors are not present. In 2004, the independent directors held ten such meetings. The board intends to appoint Ronald W. Osborne, an independent director, as Chairman of the Board pending his re-election as a director at the May 11, 2005 annual meeting, to succeed Mr. Stinson who will retire at that time.

Sun Life Financial Inc.

Management Information Circular

Board Mandate

The Charter of the Board of Directors can be found as Schedule A of this Circular and is posted on the Sun Life Financial website: www.sunlife.com. The Charter sets out:

1.	The roles and responsibilities of the Board of Directors.

2.	The principal accountabilities that each director must consider to evaluate whether his or her participation on the Board of Directors and Committees of the Board is at the level needed to enable the director to fulfil his or her duties and responsibilities.

3.	The criteria for selection of new directors.

4.	The corporate governance practices and policies that apply to the Board of Directors.

Position Descriptions

The Governance Committee has adopted a written position description for the Chairman of the Board. The Chairman of the Board is responsible for providing leadership to enhance the effectiveness and independence of the board. The Chairman of the Board also manages the affairs of the Board of Directors to assist the directors in carrying out their responsibilities and to enhance the effectiveness and cohesion of the board as a whole.

Position descriptions for the chairs of each board committee are contained in the Charters of the Board Committees.

The Chief Executive Officer has a written position description that has been reviewed and approved by the Management Resources Committee. The Chief Executive Officer has overall responsibility for the leadership, strategic direction and business results of the Corporation. Working closely with the Chairman of the Board, the Board of Directors and the Executive Team, the Chief Executive Officer ensures that the Corporation establishes appropriate goals, manages its resources to meet these goals and executes the steps necessary to deliver the highest possible standards of business performance. Maintaining an external perspective on Sun Life Financial’s overall long-term position in the international financial services environment in order to grow the business in selected global markets is a key responsibility of the Chief Executive Officer.

Orientation and Continuing Education

The Governance Committee reviews the orientation program for new directors, directors who join committees and the on-going business seminar program for all board members. The orientation program has several components. Sessions on the Corporation’s strategy, business operations and financial reporting as well as visits to operational sites are held with corporate and operating management. The Chairman of the Board meets with new directors to discuss the role of the board and board committees. When a new or current director joins a new committee, a meeting is scheduled with the Committee Chair and members of management who provide reports to that committee, to provide an overview of that committee’s work.

The Corporation regularly updates a Directors’ Manual for new and existing board members that includes information about the Corporation, the board, its committees and board administration.

Education seminars were held during the year to enhance the level of understanding of the Corporation’s financial statements by members of the Audit and Conduct Review Committee. Business unit presentations and education seminars for directors are held at least quarterly. Individual directors may participate in outside professional development programs approved by the Chairman of the Board, at the expense of the Corporation.

Ethical Business Conduct

The Corporation’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The board has adopted the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees. It is posted on the Corporation’s website: www.sunlife.com. The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Governance Committee reviews and makes recommendations

Sun Life Financial Inc.

Management Information Circular

to the Board of Directors on amendments to the Code of Business Conduct. No waivers of the Code for directors or executive officers have been granted.

In addition to the Code of Business Conduct, the Charter of the Board of Directors includes a policy on dealing with conflicts of interest. As a regulated financial institution, Sun Life Financial is subject to related party rules. The effectiveness of procedures put in place by management to monitor compliance with those rules is reviewed annually by the Audit and Conduct Review Committee and reported to the Superintendent of Financial Institutions.

Nomination of Directors

The identification of new candidates for board nomination is a responsibility of the Governance Committee, a committee composed entirely of independent directors. The Governance Committee develops and prioritizes a list of potential candidates who meet the criteria for new directors outlined in the Charter of the Board of Directors and who offer skills and experience that will contribute to the board’s continuing ability to keep pace with the Corporation’s developing business operations. The Chairman of the Board, the Chief Executive Officer and the Chairman of the Governance Committee interview potential candidates and present recommendations on new director nominees to the Governance Committee. The Governance Committee recommends appointment of new directors to the Board of Directors. On an annual basis, the Board of Directors nominates directors for election by shareholders following review of each nominee’s attributes, skills and experience by the Governance Committee.

Compensation

The board determines the compensation of directors on the recommendation of the Governance Committee and compensation of executives on the recommendation of the Management Resources Committee. Each of these committees is composed entirely of independent directors. Details on the Compensation of Directors can be found starting on page nine. The Report on Executive Compensation begins on page 19.

Other Board Committees

The committees of the board and their responsibilities, powers and operations are described in the section Reports of Board Committees.

Assessments

On an annual basis, the Chairman of the Board, in consultation with the Governance Committee, leads a process to review the effectiveness of the board and each board committee. Responses to a written questionnaire are compiled, the Chairman of the Board reviews all responses and all directors receive a summary of the results. Recommendations that the independent directors agree will enhance effectiveness are adopted. Process improvements are regularly suggested by board members, discussed at private sessions of the independent directors and implemented. In addition, each committee of the board reviews its own performance and reports to the board on those deliberations and suggestions for effectiveness enhancements.

The Chairman of the Board, in consultation with the Governance Committee oversees an annual peer evaluation process to provide feedback to individual independent directors, including the Chairman of the Board. This process has been developed in consultation with an outside consultant who has assisted the Chairman of the Board and the Governance Committee to implement and enhance this process over several years. The outside consultant compiles the feedback received and shares consolidated results with each independent director and the Chairman of the Board. The Chairman of the Board meets individually with each independent director to discuss the results of the peer evaluation.

REPORTS OF BOARD COMMITTEES

The board delegates certain responsibilities to standing board committees to allow an in-depth review of these issues. Generally, board committees meet in advance of the board meetings where Sun Life Financial’s annual and quarterly financial results are approved in February, April, July and October and when the annual financial plan is approved in December. Special meetings are convened when necessary. The Committee Chair reviews and approves the agenda for each meeting of a board committee. Agendas are set taking into account a Committee’s Forward Agenda, which is approved annually by the Board of Directors and items noted at prior meetings for Committee consideration. Each Committee Chair provides a report to the board on the committee’s activities following each meeting and presents recommendations to the Board of Directors on matters requiring board approval.

Sun Life Financial Inc.

Management Information Circular

All members of each committee are independent directors. The Chairman of the Board attends all committee meetings on an ex-officio basis other than the Governance Committee, of which he is a member. After reviewing reports submitted by management, each committee meets without management present.

The Charters of the Board Committees are posted on the Sun Life Financial website: www.sunlife.com and are available from the Corporate Secretary upon request. Additional information on the Audit and Conduct Review Committee can be found in the Corporation’s 2004 Annual Information Form filed with the Canadian securities regulators and can be found on the SEDAR website: www.sedar.com and with the United States Securities and Exchange Commission (website: www.sec.gov).

Report of the Audit and Conduct Review Committee

The primary functions of the Audit and Conduct Review Committee are to assist the Board of Directors with its oversight role with respect to the integrity of financial statements, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of Deloitte.

The Audit and Conduct Review Committee met six times in 2004. After reviewing reports submitted by management and Deloitte at each meeting, the Committee met without management present. The Committee held private meetings regularly with each of Deloitte and the Chief Internal Auditor and periodically with the Appointed Actuary.

A number of education seminars were held during the year to enhance the level of understanding of the Corporation’s financial statements by Committee members.

In 2004 and up to the date of this Circular, matters upon which the Audit and Conduct Review Committee reviewed and reported or made recommendations to the board included:

Integrity of financial statements

•	Reviewed the Corporation’s principal accounting practices and policies with management and Deloitte and assured itself of Deloitte’s satisfaction with the accounting estimates and judgements made by management.

•	Received a report from the management Disclosure Committee on their review of the annual and quarterly consolidated financial statements, Management’s Discussion and Analysis and earnings news releases.

•	Reviewed with management and Deloitte and recommended for approval by the board the annual audited consolidated financial statements, the Annual Information Form, the quarterly unaudited consolidated financial statements, Management’s Discussion and Analysis and earnings news releases on annual and quarterly results.

Compliance with regulatory financial requirements

•	Reviewed new regulatory accounting policies and standards and emerging practices with management. These included:

•	The Chief Executive Officer and the Chief Financial Officer quarterly certifications relating to financial disclosure and controls; and

•	Assessed and reported to the board on the “financial literacy” of Committee members.

•	Reviewed with the representatives of the Office of the Superintendent of Financial Institutions (“OSFI”) their annual examination report and the status of items raised by OSFI with management on a regular basis. The Committee also reported to OSFI on its review of procedures for complying with the requirements of the Act relating to transactions with related parties.

Management has the responsibility for preparation of the Corporation’s consolidated financial statements and the reporting process. Deloitte, as the Corporation’s independent auditor, is responsible for auditing the Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards.

Adequacy and effectiveness of the internal control environment

•	Reviewed the overall scope of the annual internal audit plan with management and the Chief Internal Auditor. The Committee assessed the resources that the Chief Internal Auditor proposed to devote to the audit and satisfied itself as to the independence of the Internal Audit function.

Sun Life Financial Inc.

Management Information Circular

•	Reviewed, on a quarterly basis, the Chief Internal Auditor’s report on the adequacy and effectiveness of the internal control environment with the Committee.

•	Monitored the increased requirements for internal control reporting, with particular emphasis on the requirements of the Sarbanes-Oxley Act of 2002.

Qualifications, independence and performance of the auditor

•	Satisfied itself as to the independence of Deloitte and discussed with Deloitte the written disclosures and the letter provided by Deloitte within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario (which is substantially the same as the independence requirements of Securities and Exchange Commission Regulation S-X, Rule 2-01) regarding the independence of Deloitte.

•	Reviewed and approved the overall scope of the annual audit plan and the resources devoted to the audit.

•	Reviewed and approved all services and related fees as permitted by the Corporation’s Policy Restricting the Use of the External Auditors.

•	Assessed the performance of Deloitte and recommended to the board the nomination of Deloitte for re-appointment at the annual meeting.

•	Discussed with Deloitte those matters raised by them in connection with the audit of the consolidated financial statements as described in CICA Handbook section 5751 (which are substantially the same as the requirements of U.S. Auditing Standard No. 61).

The Audit and Conduct Review Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2004.

Signed,

Ronald W. Osborne (Chairman)	James C. Baillie	Germaine Gibara

David W. Kerr	Krystyna T. Hoeg

Report of the Governance Committee

The primary functions of the Governance Committee are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes within Sun Life Financial, assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board, and recommending nominees for election as directors.

The Governance Committee met eight times in 2004. The Governance Committee meets privately without management present on a regular basis.

In 2004 and up to the date of this Circular, the matters upon which the Governance Committee reviewed and reported or made recommendations to the board included:

Developing effective corporate governance processes within Sun Life Financial

•	Reviewed current corporate governance developments.

•	Reviewed and recommended to the board revisions to the Charters of the Board of Directors and Board Committees including position descriptions for Committee Chairs.

•	Considered proposals submitted by shareholders for inclusion in the 2005 annual meeting proxy materials and recommended responses to the board.

•	Reviewed corporate governance disclosure in the annual meeting proxy materials.

•	Reviewed the system of subsidiary governance.

•	Approved an updated Philanthropy program and significant charitable donations.

Assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board

•	Executed the process for evaluating the effectiveness of the board as a whole and each committee of the board.

Sun Life Financial Inc.

Management Information Circular

•	Developed the process for determining succession of the Chairman of the Board.

•	Enhanced the process for assessment of the contributions of individual directors by introducing performance discussions with the Chairman of the Board.

•	Reviewed the appropriateness of the compensation of directors and director share ownership guidelines and made recommendations to the board including increasing the level of share ownership for each independent director to a value of not less than $300,000 in common shares and/or DSUs.

•	Recommended business and director education programs for board members.

Recommending nominees for election as directors

•	Identified individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition and recommended those nominees to the board for election or re-election as directors.

•	Recruited two new directors to the Board.

The Governance Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2004.

Signed,

Bertin F. Nadeau (Chairman)	David A. Ganong	Germaine Gibara

Idalene F. Kesner	William W. Stinson	W. Vickery Stoughton

Report of the Risk Review Committee

The primary functions of the Risk Review Committee are to assist the Board of Directors with its oversight role in ensuring the identification of major areas of risk facing the organization and the development of strategies to manage those risks, to review compliance with risk management policies and reports related to compliance with legal and regulatory matters.

The Risk Review Committee met five times in 2004. After reviewing reports submitted by management, the Committee met privately with the Chief Compliance Officer, Chief Risk Officer and Chief Internal Auditor at each meeting and then met without management present.

An orientation session was held for new Committee members during the year.

In 2004 and up to the date of this Circular, the matters upon which the Risk Review Committee reviewed and reported or made recommendations to the board included:

Identification of major areas of risk facing the organization and the development of strategies to manage those risks

•	Reviewed with the Chief Risk Officer the enterprise-wide process for identifying the major market, credit, insurance and operational risks faced by Sun Life Financial and monitored the strategies and programs put in place to mitigate those risks.

•	Discussed current risk issues and the design of policies and business practices to deal with those issues.

•	Examined income and financial sensitivity to movements in market conditions (interest rates, equity markets and currency exchange rates) quarterly. Reviewed and monitored hedging programs to address these risks quarterly.

•	Reviewed risks inherent in the Corporation’s products and steps being taken to address those risks.

•	Reviewed reports on the Corporation’s risk concentrations and exposure to reinsurance counterparties.

•	Reviewed the capital adequacy and financial strength of Sun Life Financial with the Appointed Actuary of the Corporation and other members of management.

•	Reviewed quarterly investment portfolio performance and general fund investments.

Sun Life Financial Inc.

Management Information Circular

Review compliance with risk management policies

•	Monitored the effectiveness of and compliance with policies implemented for the management and control of risk, including investment policies and standing investment authorizations, product design and pricing management, underwriting and liability management, capital management, reinsurance, outsourcing and policies implemented pursuant to OSFI’s Standards of Sound Business and Financial Practices.

Reports related to compliance with legal and regulatory matters.

•	Reviewed with management the status of items raised in the annual OSFI examination report.

•	Adopted policies dealing with legal and regulatory compliance.

•	Reviewed with the Chief Compliance Officer reports on compliance activities on a quarterly and annual basis, including reports on compliance with the Sun Life Financial Code of Business Conduct, reviews of market conduct practices related to Sun Life Financial’s protection and wealth management products and services, procedures for dealing with customer complaints and procedures for complying with anti-money laundering and suppression of terrorism laws.

•	Reviewed reports on outstanding litigation and regulatory matters.

The Risk Review Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2004.

Signed,

James C. Baillie (Chairman)	George W. Carmany	William R. Fatt

Krystyna T. Hoeg	Idalene F. Kesner	Madeleine M. Paquin

Report of the Management Resources Committee

The primary functions of the Management Resources Committee are to assist the Board of Directors with its oversight role by ensuring that the Corporation has the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, motivate and reward executives to achieve strategic objectives.

The Management Resources Committee met eight times in 2004. After reviewing reports submitted by management, the Committee met without management present. The Chief Executive Officer attends meetings by invitation. The Committee engages reputable external consultants with significant experience in the financial services sector to gather information and opine on the Corporation’s total remuneration practices relative to other financial institutions, as it deems appropriate.

In 2004 and up to the date of this Circular, the matters upon which the Management Resources Committee reviewed and reported or made recommendations to the board included:

•	Ensured effective plans were in place to provide succession options in relation to the Chief Executive Officer and other senior management positions.

•	Assessed the performance of the Chief Executive Officer and recommended to the Board of Directors the Chief Executive Officer’s compensation in relation to the Corporation’s performance and his leadership.

•	Reviewed the Chief Executive Officer’s performance assessment and compensation recommendations in relation to other officers including the Chief Operating Officer, Corporate Executive Vice-Presidents, Business Group Presidents, Appointed Actuary, Chief Internal Auditor, Chief Compliance Officer and Chief Risk Officer.

•	Reviewed and approved executive compensation policies, programs and levels, including the determination of appropriate performance measures and targets for incentive compensation plans.

•	Oversaw effective governance of employee pension plans and approved plan changes.

Sun Life Financial Inc.

Management Information Circular

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Philosophy

The executive compensation philosophy recognizes the importance and contribution of a highly effective leadership team to the growth of sustainable shareholder value. Its objectives are to:

a)	Recruit, develop and retain top leadership talent;

b)	Motivate and reward executives for achieving results that contribute to the long-term financial success of the Corporation;

c)	Link directly the interests of executives with those of the Corporation’s shareholders; and

d)	Support the achievement of the Corporation’s succession plans by retaining top talent in a highly competitive business environment.

The structure of the compensation program varies according to the level and nature of the position in the organization. Generally, the higher the level of the position, the greater the portion of the compensation that is variable and at risk, recognizing the degree to which the employee is able to influence overall business results. Executive compensation is targeted at the median of the competitive market, depending on overall business results and individual performance. This may result in paying above median compensation when the Corporation performs exceptionally well relative to its objectives and peers, while delivering significantly lower compensation if results fail to meet expectations. The value of pensions, benefits and perquisites is established at the median of the relevant comparator group.

In establishing the level and mix of executive compensation, the Committee references data and other information on market compensation practices provided by independent consulting firms. For Canadian-based executives, the Committee reviews the practices of the major Canadian banks, Great-West Life Co. Inc. and Manulife Financial Corporation. For executives based in the United States, Asia and the United Kingdom, the Committee reviews the practices of insurance companies of comparable size and scope. Using the data collected in these reviews, the Committee determines and recommends to the Board of Directors, for approval, salary adjustments and incentive awards for the Chief Executive Officer. The Committee reviews and approves the compensation recommendations made by the Chief Executive Officer pertaining to the Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Appointed Actuary, Chief Internal Auditor, Chief Compliance Officer and Chief Risk Officer.

Sun Life Financial Inc.

Management Information Circular

Executive Compensation Components

The executive compensation program is comprised of base salary, annual and long-term incentives and certain benefits and perquisites. The following table outlines the various compensation components:

Component	Eligibility	Performance Period	Determination

Base Salary	All employees.	1 year	Salary ranges based on market competitiveness. Individual salaries and increases based on individual and corporate performance.

Annual Incentive Plan (Cash)	All employees.	1 year	Plan design based on market competitiveness and business objectives. Actual awards based on financial performance (corporate and business group) and achievement of individual objectives that support business objectives.

Annual Incentive Plan (Deferred Share Units)	Vice-Presidents and above.	Until executive retires or leaves the Corporation.	Vice-Presidents and above may voluntarily defer some or all of their annual incentive as DSUs. DSUs are redeemable only upon termination of employment, retirement or death, for cash and/or an equal number of the Corporation’s common shares. The payout value is equal to the fair market value of an equal number of common shares of the Corporation at the time of redemption.

Restricted Share Unit Plan	Vice-Presidents and above, and selected key contributors.	3 years, vests 100% at the end of the performance period.	Plan design based on market competitiveness. Awarded annually based on individual and corporate performance. Actual payout reflects the value of the Corporation’s common shares and the reinvestment of notional dividends over the performance period.

Performance Share Unit Plan	Vice-Presidents and above.	3 years. Vesting at the end of the performance period is linked to Total Shareholder Return (“TSR”)[1] relative to peer group and increase in operating Earnings Per Share (“operating EPS”) and Dividend Yield.	Plan design based on market competitiveness and key business objectives. Awarded annually based on individual and corporate performance. Actual payout reflects the value of the Corporation’s common shares, the achievement of the performance factors (TSR, operating EPS and Dividend Yield) relative to objectives and the reinvestment of notional dividends over the performance period.

Stock Option Plan	Vice-Presidents and above.	Up to 10 years. Vests 25% per year over 4 years, beginning with the first anniversary of the grant date.	Plan design based on market competitiveness. Awarded annually based on individual and corporate performance. Final award value based on the Corporation’s common share price.

Benefits	All employees.	Continue through employment.	Pension and benefit plans are based on market competitiveness. Certain perquisites (car, financial planning and club membership) are provided to eligible executives.

1.	Total Shareholder Return is defined as share price accumulation and dividends paid.

Sun Life Financial Inc.

Management Information Circular

Pay Mix

The majority of compensation paid to senior executives is pay at risk to ensure alignment with shareholders. The actual mix varies depending on the ability of the executive to influence short- and longer-term business results, the level and location of the executive and competitive local market practices. The following table summarizes the target weightings of the various compensation components:

			Mid- and Longer-
Position	Base	Annual Incentive	Term Incentives

Chief Executive Officer	15%	15%	70%

Chief Operating Officer	30%	20%	50%

Corporate Executive Vice-Presidents and Business Group Presidents	30% – 35%	15% – 20%	45% – 55%

Other Vice-Presidents	35% – 50%	15% – 20%	35% – 45%

Base Salaries

The Committee reviews the salary ranges for all positions at the Vice-President level and above, using external salary surveys. Base salaries for all employees are reviewed annually and adjusted, as appropriate, based on individual performance, capabilities, responsibilities and competitive market data. The Committee determines and recommends for approval by the Board of Directors the actual base salary increases for the Chief Executive Officer, as well as the compensation recommendations made by the Chief Executive Officer pertaining to the Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Appointed Actuary, Chief Internal Auditor, Chief Compliance Officer and Chief Risk Officer and the aggregate salary increase budget for all other staff.

Annual Incentive Compensation

The Annual Incentive Plan provides participants with the opportunity to earn cash awards based on the Corporation’s performance, as well as the performance of business units, functional areas, and the individual participant. In 2004, overall results were assessed on the basis of the Corporation’s operating EPS and operating Return on Equity (“operating ROE”) performance against pre-determined targets, as well as progress on other key metrics, as follows:

	2004 Results / Comments	Results
Financial Performance Measure:
Operating EPS (50%)	Operating Earnings Per Share was $2.91.	Exceed
Operating ROE (50%)	Operating Return on Equity was 12.0%.	Exceed
Other Key Metrics:
Relative TSR	The Corporation’s TSR for the year ending December 31, 2004 was 27.2%, exceeding the custom index of North American financial institutions.	Exceed
Growth in the Value of New Business (VNB)	The target range for Growth in VNB was 10% – 15%. The Corporation exceeded this target through its continued focus on profitable growth.	Exceed
Policyholder Measures	The financial strength and high quality of earnings was reflected in the removal of the negative outlook on Sun Life Assurance from Standard and Poor’s and A.M. Best. Sun Life Assurance has generally improved its ratings on client services but continues to have mortgage endowment issues in its U.K. business.
Meet

Note: Operating EPS and operating ROE are not are not defined terms under Canadian Generally Accepted Accounting Practices (“GAAP”) and therefore may not be comparable to similar terms used by other issuers. Further explanations about these measures can be found under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis contained in the 2004 Annual Report and filed on the SEDAR website: www.sedar.com and the SEC website: www.sec.gov.

Sun Life Financial Inc.

Management Information Circular

The weightings for the 2004 Annual Incentive Plan were as follows:

		Weightings
	Target		Business Group
Position	(as a % of salary)	Corporate	and/or Business Unit	Individual

Chief Executive Officer	100%	80%	0%	20%

Chief Operating Officer	70%	80%	0%	20%

Corporate Executive Vice-Presidents	50% – 60%	70%	0%	30%

Business Group Presidents	50% – 70%	20%	60%	20%

Corporate Vice-Presidents	30% – 50%	50% – 60%	0%	40% – 50%

Business Group Vice-Presidents	25% – 50%	10%	50% – 80%	10% – 40%

The Committee reviews the incentive awards payable to the Chief Executive Officer, Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Appointed Actuary, Chief Internal Auditor, Chief Compliance Officer and Chief Risk Officer. The Committee has the discretion to adjust the final payouts to ensure they reflect individual contribution towards financial, operational and strategic objectives. No incentive compensation is payable where individual performance is not satisfactory or where key business objectives are not achieved.

Long-Term Incentive Compensation

The Corporation has a portfolio of longer-term incentive (“LTI”) vehicles. These vehicles are designed to motivate and reward executives for the creation of sustainable shareholder value and superior returns, and to ensure appropriate emphasis on intermediate and long-term performance. Accordingly, the portfolio includes both mid-term (three year) incentives and stock options.

Participation in the long-term incentive program is limited to approximately 500 executives and key employees who have the ability to influence business outcomes and financial performance, and have longer-term succession potential. For senior executives, there is greater weighting on performance-based vehicles to recognize their ability to directly influence business results and to reinforce the importance of alignment of executive and shareholder interests.

The Committee determines the mix of the LTI portfolio for all participants, based on the participant’s level in the organization. The following table summarizes the portfolio mix for 2004:

	Mid-Term		Longer-Term
Level	Restricted Share Units	Performance Share Units	Stock Options

Chief Executive Officer	0%	100%	0%

Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents	50%	50%	0%

Other Vice-Presidents	75% – 100%	0% – 25%	0%

Key Contributors	100%	0%	0%

With the introduction of the Performance Share Unit Plan (the “PSU Plan”) in 2004, the Committee elected to place a greater emphasis on Performance Share Units (“PSUs”) to ensure that the eligible participants’ portfolios had a balance of all three LTI vehicles. For similar reasons there was a greater emphasis on Restricted Share Units (“RSUs”), as this program had been newly introduced in 2003. A limited number of participants, either new to the organization or recently promoted to an executive position, received a portion of their award in the form of stock options to ensure that they had both mid- and longer-term vehicles in their LTI portfolio.

a) Restricted Share Unit Plans

The Restricted Share Unit Plan (the “RSU Plan”) is a mid-term plan that rewards executives and senior managers for their contribution to the performance of the Corporation, while increasing alignment between their compensation and the interests of shareholders. The initial value of

Sun Life Financial Inc.

Management Information Circular

each Restricted Share Unit (“RSU”) is based on the value of a common share of the Corporation, as determined under the RSU Plan at the date of grant. Additional RSUs are accumulated over the three-year performance period representing dividends that are paid on the Corporation’s common shares. Each RSU award, inclusive of the dividend-related RSUs, vests and is paid out at the end of three years. The redemption value is the then fair market value of an equal number of Corporation’s common shares. Awards vest on a change of control and become payable on the earlier of the (i) the individual’s termination of employment as a result of the change of control or (ii) the normal payment date under the terms of the plan.

The Clarica Life Insurance Company (“Clarica”) RSU Plan was designed solely for specific incentive purposes relating to certain Clarica senior officers. The only awards made under this plan were in 2002. No further awards will be made under this plan and all outstanding awards were paid out as of January 31, 2005.

b) Performance Share Unit Plan

The PSU Plan, introduced in 2004, is designed to further reinforce the Corporation’s pay for performance commitment.

The initial value of each PSU is based on the value of a common share of the Corporation, as determined under the PSU Plan, at the date of grant. Additional PSUs are accumulated, representing dividends paid during the three-year vesting period. Each award vests and is paid out at the end of a three-year performance period based on the achievement of pre-determined performance measures and targets. Awards vest on a change of control and become payable on the earlier of the (i) the individual’s termination of employment as a result of the change of control or (ii) the normal payment date under the terms of the plan.

For 2004, the performance measures were based on the following:

•	The Corporation’s three-year TSR relative to a peer group of North American financial services companies; and

•	The Corporation’s three-year operating EPS and dividend yield growth.

If pre-established performance thresholds are not met, units will not vest. If the pre-established targets are exceeded, the number of units vesting may be increased by up to 50%.

Payments to executives are based on the number of vested PSUs multiplied by the market value of the Corporation’s common shares at the end of the three-year performance period.

c) Executive Stock Option Plan

The Executive Stock Option Plan (the “Option Plan”) authorizes the Committee to make discretionary grants of options to purchase common shares of the Corporation to employees of Sun Life Assurance and its affiliates. The Option Plan is designed to reward eligible employees in relation to increases in shareholder value over the longer term.

Under the Option Plan, stock options have a maximum exercise period of 10 years. The exercise price is the closing price of the common shares on the TSX on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the Committee. Options vest immediately on the death of a participant and are exercisable for a period of one year. On disability, participants have one year from the date of eligibility for disability benefits to exercise any options that are vested or become vested during that period. Participants who retire have three years in which to exercise any options that are vested or become vested during that period. Grants under the Option Plan are subject to early termination in the event of a participant’s termination of employment. Subject to certain exceptions, outstanding options vest and become immediately exercisable on a change of control. As of December 31, 2004, the number of options outstanding represented 2.1% of all common shares outstanding. This leaves an additional 3% available for future grants.

At the discretion of the Corporation, an option granted under the Plan may have stock appreciation rights (“SARs”) entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option. No SARs have been granted under the Option Plan to date.

d) The Senior Executives’ Deferred Share Unit Plan

The Senior Executives’ Deferred Share Unit Plan (the “DSU Plan”) aligns executives’ and shareholders’ interests by providing senior executives with a vehicle to assist them in achieving the Corporation’s share ownership requirements.

Sun Life Financial Inc.

Management Information Circular

Each eligible executive may elect to receive 0%, 50%, 75% or 100% of his or her annual incentive award in the form of DSUs, subject to the approval of the Committee. The executive must elect to participate in the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs which have a value equal to the market price of a common share of the Corporation, as determined under the DSU Plan.

Additional DSUs are automatically credited to DSU Plan participants representing dividends that are paid on the Corporation’s common shares. The executive is not permitted to redeem the DSUs until termination of employment, death or retirement. The value of the DSUs may be settled in cash or converted to common shares purchased on the open market. The value of the DSUs at the time of redemption will be based on the fair market value of the Corporation’s common shares immediately before their conversion.

Stock Ownership Requirements

To ensure that executives are significant shareholders in the organization that they lead, all senior executives are required to meet minimum share ownership levels. Effective January 1, 2005 the requirements were increased to ensure greater alignment between the interests of senior executives and shareholders. The requirements are in proportion to the executive’s compensation and position and must be satisfied within five years, through holdings of the Corporation’s common shares, as well as DSUs and RSUs.

If the requirement is not met, the Corporation may, at its discretion, require that the net proceeds of a long-term incentive be settled in shares of the Corporation. For the RSU and PSU Plans, shares will be purchased on the open market.

The requirements are as follows:

Level	Minimum Ownership Requirement

Chief Executive Officer	5 times base salary

Chief Operating Officer	4 times base salary

Corporate Executive Vice-Presidents and Business Group Presidents	3 times base salary

Senior Business Unit and Functional Vice-Presidents	2 times base salary

As of December 31, 2004, the Named Executive Officers’ holdings were as follows:

Named Executive Officer	% Of Ownership Requirement Met

Donald A. Stewart	230%

C. James Prieur	213%

Robert C. Salipante*	62%

Paul W. Derksen	305%

*Robert C. Salipante joined Sun Life Financial U.S. effective February 25, 2003.

Chief Executive Officer’s Compensation

The Chairman of the Board of Directors seeks input from the independent directors to evaluate the Chief Executive Officer’s performance. The Chairman reviews the input received with the Committee and the independent directors. The Committee uses this input to review the Chief Executive Officer’s performance and determine his compensation. In assessing performance, the Committee considers both financial and non-financial components, including:

•	Financial results and business performance in relation to pre-determined targets and industry peers, including those performance measures described under Annual Incentive Compensation on page 21;

•	Leadership of the Corporation, including strategy development and execution;

•	Organizational culture, including business practices, customer focus, governance and compliance;

•	Leadership benchstrength and succession;

Sun Life Financial Inc.

Management Information Circular

•	Organizational capabilities; and

•	Management of external relationships.

In assessing the Chief Executive Officers’ individual performance in 2004 the Committee determined that, in addition to the Corporation’s strong financial results for the year (increase in operating EPS of 16.4%, increase in operating ROE from 10.6% to 12.0% and TSR of 27.2%), Mr. Stewart met the key objectives established for him for 2004. In particular, Mr. Stewart oversaw major leadership changes at both Massachusetts Financial Services Company (“MFS”) and in SLF Canada, as well as restructuring of the latter organization to increase its customer focus. Additional senior leadership changes were made in the United States business group, thereby strengthening the Corporation’s overall succession benchstrength. Mr. Stewart led an enterprise-wide initiative to enhance emphasis on improving customer services as well as a number of key infrastructure initiatives, including restructuring the Corporation’s major subsidiaries to increase capital efficiency.

In recognition of his contribution in 2004, the Committee determined Mr. Stewart’s compensation, consisting of base salary, annual and long-term incentive compensation as follows:

•	The Committee assessed Mr. Stewart’s base salary relative to his competitive peers in 2004 and determined that it was competitively positioned and commensurate with continued strong contribution to the Corporation. Therefore, his 2004 base salary remained unchanged.

•	Based on the Corporation’s overall performance in 2004, the Committee granted Mr. Stewart an Annual Incentive award of $1,500,000.

•	Under the Corporation’s long-term compensation programs in 2004, Mr. Stewart’s award was provided exclusively in the form of PSUs. Mr. Stewart was granted 137,061 PSUs with an award value of $5,000,000 and a unit price of $36.48. The final value of these PSUs, which vest February 12, 2007, will be determined as set out in the PSU Plan description on page 23.

•	For 2005, the Committee reviewed Mr. Stewart’s base salary taking into consideration his performance in 2004 and competitive market data and granted him an increase of $100,000.

•	For 2005, in recognition of the Corporation’s performance and Mr. Stewart’s leadership in 2004, the Committee granted Mr. Stewart a long-term incentive award, provided equally in stock options and PSUs. Mr. Stewart was granted 204,200 stock options at an exercise price of $40.80, vesting at the rate of 25% per year. He was also granted 67,501 PSUs with an award value of $2,750,000 and a unit price of $40.74. The final value of these PSUs, which vest February 10, 2008, will be determined as set forth in the PSU Plan description.

Supplemental Information – Compensation for 2005

In February 2005 the Committee reviewed the compensation of the Chief Executive Officer and the other Named Executive Officers. The Board of Directors approved the following changes:

Base Salary Increases

After reviewing the executives’ performance in 2004 and the compensation practices of the established peer group, adjustments were made to the base salaries of the Named Executive Officers. The 2005 base salaries are as follows:

Named Executive Officer	2005 Base Salary

Donald A. Stewart	$1,100,000

C. James Prieur	$750,000

Robert C. Salipante	US$690,000

Paul W. Derksen	$620,000

Annual Incentive Plan

Effective January 1, 2005 the Annual Incentive Plan was amended so that individuals’ awards will more directly reflect their personal contribution to the achievement of business objectives. Individual performance will be incorporated through a multiplier of the score resulting from the business assessment, ranging from 0% to 200%.

Sun Life Financial Inc.

Management Information Circular

Corporate performance will continue to be assessed on the same performance measures described in this report; namely operating ROE and operating EPS, with Relative TSR, Growth in the Value of New Business and Policyholder Measures acting as modifying measures. Business Group measures focus primarily on operating ROE and Net Income, with other key metrics including Growth in the Value of New Business, Customer Satisfaction and Expense Management.

For 2005, the weightings are as follows:

		Weightings
	Target Incentive		Business Group and/
Position	(as a % of salary)*	Corporate	or Business Unit	Individual

Chief Executive Officer	100%	100%	0%	Individual Performance
				Multiplier, ranging from 0% to 200%
Chief Operating Officer, Corporate Executive Vice-Presidents	50% – 70%	100%	0%

Business Group Presidents	50% – 70%	40%	60%	Individual Performance
				Multiplier, ranging from
Corporate Vice-Presidents	30% – 50%	100%	0%	0% to 175%.

Business Group Vice-Presidents	30% – 50%	25%	75%

*Unchanged from 2004.

Long-Term Incentive Awards

The composition of Long-Term Incentive Awards for 2005 is as follows:

		Restricted	Performance
Level	Stock Options	Share Units	Share Units

Chief Executive Officer	50%	0%	50%

Chief Operating Officer	50%	0%	50%

Corporate Executive Vice-Presidents and Business Group Presidents	50%	0%	50%

Senior Business Unit and Functional Vice-Presidents	50%	25%	25%

Other Vice-Presidents	50%	50%	0%

Key Contributors below the Vice-President level	0%	100%	0%

The following table summarizes the stock option, RSU and PSU grants that were awarded to the Named Executive Officers on February 10, 2005.

	Share Unit Plans			Stock Options
			Unit Value at	Number of	Exercise
Named Executive Officer	RSUs	PSUs	Grant ($CDN)	Options	Price ($CDN)

Donald A. Stewart	0	67,501	40.74	204,200	40.80

C. James Prieur	0	15,955	40.74	48,300	40.80

Robert C. Salipante	0	17,642	40.74	53,400	40.80

Paul W. Derksen	0	15,955	40.74	48,300	40.80

Sun Life Financial Inc.

Management Information Circular

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during each of the last three fiscal years for the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers”) based on total cash compensation (salary and annual bonus) earned in the fiscal year 2004. The Named Executive Officers are also officers of Sun Life Assurance. Their compensation reflects the total amount paid for their services to both the Corporation and Sun Life Assurance. Payment of such compensation was shared equally between the Corporation and Sun Life Assurance. Named Executive Officers resident outside of Canada are compensated in U.S. dollars.

		Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
						Shares or Units
					Securities	Subject to
				Other Annual	Under Options/	Resale	LTIP		All Other
		Salary	Bonus[1]	Compensation	SARs Granted	Restrictions[2]	Value		Compensation[4]
Name and Principal Position	Year	$	$	$	#	$	$		$

Donald A. Stewart	2004	1,000,000	1,500,000	–	–	4,999,985	–		324,758
Chief Executive Officer	2003	961,923	0	–	280,000	1,530,594	–		159,281
	2002	850,000	1,500,000	–	350,000	–	2,200,800	[3]	46,680

C. James Prieur	2004	750,000	732,000	–	–	1,300,001	–		115,720
President and	2003	746,192	0	–	114,000	630,890	–		65,599
Chief Operating Officer	2002	702,500	822,200	–	130,000	–	1,293,600	[3]	13,030

Robert C. Salipante[5]	2004	US 690,385	US 668,000	–	71,300	516,995	–		42,923
President, Sun Life	2003	US 535,000	US 438,000	US 148,662	110,000	616,302	–		15,506
Financial U.S.	2002	–	–	–	–	–	–		–

Robert M. Astley[6]	2004	574,038	421,000	–	–	1,600,013	–		83,830
Former President, Sun	2003	746,192	594,000	–	114,000	630,890	–		76,321
Life Financial Canada	2002	409,904	344,800	–	–	3,000,000	–		24,513

Paul W. Derksen	2004	594,769	518,000	–	–	1,300,001	–		59,153
Executive Vice-President	2003	579,231	319,000	–	70,000	384,020	–		21,852
and Chief Financial Officer	2002	459,923	501,700	–	80,000	500,000	588,000	[3]	4,959

1.	Named Executive Officers participate in an incentive compensation program that provides annual cash payments based on the achievement of pre-determined business and individual results. For 2003 and 2004, Mr. Salipante received 100% of his annual bonus in DSUs. For 2002, the Named Executive Officers received the following percentage of their annual bonuses in DSUs: Mr. Stewart – 70%, and Mr. Prieur – 100%.
2.	Amounts shown represent awards issued under the Corporation’s RSU Plan and PSU Plan, valued as of the grant date, based on a share price of $36.48, which was the average closing price on the TSX of the Corporation’s common shares for the five consecutive trading days ending February 11, 2004. For 2003, the price for Messrs. Stewart, Prieur, Derksen and Astley was $27.43 and the price for Mr. Salipante was $27.27. For 2002, the price for Mr. Astley was $34.36 and $28.31 for Mr. Derksen. The aggregate number of RSUs and PSUs held by the Named Executive Officers and the aggregate value as of December 31, 2004 are as follows:

		Aggregate No. of	Aggregate Value as of
Named Executive Officer	Plan	Units	December 31, 2004 ($CDN)

Donald A. Stewart	Restricted Share Unit	58,408	$2,345,112
	Performance Share Unit	140,211	$5,629,500
C. James Prieur	Restricted Share Unit	42,303	$1,698,461
	Performance Share Unit	18,228	$731,838
Robert C. Salipante	Restricted Share Unit	23,657	$949,812
	Performance Share Unit	14,498	$582,086
Robert M. Astley*	Restricted Share Unit	105,417	$4,232,492
	Performance Share Unit	4,620	$185,486
Paul W. Derksen	Restricted Share Unit	51,567	$2,070,411
	Performance Share Unit	18,228	$731,838

*As a result of Mr. Astley’s retirement 33,281 RSUs and 17,718 PSUs expired in 2004.

Sun Life Financial Inc.

Management Information Circular

The following table shows the estimated future payouts for the awards granted in 2004 under the Corporation’s PSU plan, based on the number of units. The actual payout value will be based on the value of a common share of the Corporation, as determined under the PSU Plan, as of the vesting date. Furthermore, additional PSUs are accumulated, representing dividends paid during the three-year vesting period.

			Estimated Future Payouts
		Performance Period
Named Executive Officer	Units Granted	Until Maturation	Threshold (#)	Target (#)	Maximum (#)

Donald A. Stewart	137,061	February 12, 2007	0	137,061	205,592

C. James Prieur	17,818	February 12, 2007	0	17,818	26,727

Robert C. Salipante	14,172	February 12, 2007	0	14,172	21,258

Robert M. Astley	21,930	February 12, 2007	0	21,930	32,895

Paul W. Derksen	17,818	February 12, 2007	0	17,818	26,727

3.	The Board of Directors approved the settlement of these long-term incentive plan payments in DSUs.

4.	These amounts represent the dividend equivalents credited to the Named Executive Officers under the DSU Plan, the RSU Plans, and the PSU Plan.

5.	Mr. Salipante was hired as President, Sun Life Financial U.S. effective February 25, 2003. Amounts in Other Annual Compensation include reimbursements for car allowance and relocation expenses. The taxable benefit for relocation expenses was US$142,711 in 2003.

6.	Mr. Astley retired effective October 1, 2004. He became President, Sun Life Financial Canada effective May 29, 2002.

Option/SAR Grants During the Year Ended December 31, 2004

In 2004, stock options to purchase common shares of the Corporation were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price of the Corporation’s common shares on the date preceding the date of the grant. The options vest over four years at the rate of 25% per year, commencing with the year following the date of grant. No Stock Appreciation Rights (“SARs”) were granted.

		% of Total		Market Value of
	Securities Under	Options/SARs		Securities Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on the
	Granted	Employees in	Base Price	Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

Donald A. Stewart	–	–	–	–	–

C. James Prieur	–	–	–	–	–

Robert C. Salipante	71,300	41.1%	US 27.71	US 27.71	February 11, 2014

Robert M. Astley	–	–	–	–	–

Paul W. Derksen	–	–	–	–	–

Aggregated Option/SAR Exercises and Option/SAR Values for the Year Ended December 31, 2004

The following table shows for each Named Executive Officer the number of common shares acquired through stock options during the financial year ended December 31, 2004, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Option Plan as at December 31, 2004. Value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2004, which was $40.15 (US$33.41) per share. The Corporation has not granted any SARs under the Option Plan.

Sun Life Financial Inc.

Management Information Circular

	Securities		Unexercised options/SARs at		Value of unexercised in-the-money
	acquired at exercise	Aggregate value realized	December 31, 2004		options/SARs at December 31, 2004
Name	(#)	($)	Exercisable	Unexercisable	Exercisable ($)		Unexercisable ($)

Donald A. Stewart	–	–	557,500	572,500		$5,426,000		$5,836,500

C. James Prieur	–	–	256,000	248,000		$2,541,425		$2,558,175

Robert C. Salipante	–	–	27,500	153,800	US $	424,402	US $	1,679,820

Robert M. Astley	–	–	510,940	85,500		$5,884,050		$1,064,475

Paul W. Derksen	–	–	136,250	133,750		$1,336,950		$1,372,950

PENSION PLAN TABLES

The Named Executive Officers are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.

Retirement Benefits for Named Executive Officers in Canada

The Named Executive Officers in Canada participate in the Sun Life Assurance retirement program. The pension benefit is payable to Canadian Named Executive Officers from a combination of the Sun Life Assurance Canadian Staff Pension Plan and the Sun Life Assurance Canadian Non-Registered Pension Plan. The Non-Registered Pension Plan is secured through a Retirement Compensation Arrangement.

Effective January 1, 2005, changes to the program were implemented. Participants with at least 55 years of combined age and service at January 1, 2004 were given the option of continuing to accrue benefits under the prior pension formula until December 31, 2008. Mr. Stewart elected to participate in the new program effective January 1, 2005. Messrs. Prieur and Derksen chose to continue to accrue benefits under the prior formula until December 31, 2008.

Prior Pension Formula – Sun Life Assurance

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the prior pension formula for Messrs. Stewart, Prieur and Derksen. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target annual bonus over the best consecutive 36-month period of the last 120 months. The annual pension benefit is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1.3% of average pensionable earnings up to the average of the last three years’ maximum pensionable earnings (YMPE) and 1.65% of average pensionable earnings over the average YMPE, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). The years of credited service are limited to 35.

Prior Pension Formula – Sun Life Assurance – Annual Pension Payable at Normal Retirement
	Years of Service Covered by the Prior Formula
Average Pensionable Earnings	15	20	25	30	35

$ 200,000	$47,409	$63,212	$79,015	$94,818	$110,620

$ 400,000	$96,909	$129,212	$161,515	$193,818	$226,120

$ 600,000	$146,409	$195,212	$244,015	$292,818	$341,620

$ 800,000	$195,909	$261,212	$326,515	$391,818	$457,120

$1,000,000	$245,409	$327,212	$409,015	$490,818	$572,620

$1,200,000	$294,909	$393,212	$491,515	$589,818	$688,120

$1,400,000	$344,409	$459,212	$574,015	$688,818	$803,620

$1,600,000	$393,909	$525,212	$656,515	$787,818	$919,120

$2,000,000	$492,909	$657,212	$821,515	$985,818	$1,150,120

$2,400,000	$591,909	$789,212	$986,515	$1,183,818	$1,381,120

The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 60 with at least 90 years of combined age and total service with Sun Life Assurance and its affiliates. If the Named Executive Officer retires prior to age 60 and has at least 90 years of

Sun Life Financial Inc.

Management Information Circular

combined age and total service, the pension benefit is reduced by 3% per year that retirement precedes age 60. Otherwise, the pension benefit is reduced by 5% per year that retirement precedes age 65.

Upon retirement, the normal form of pension benefit is payable for the life of the Named Executive Officer with a 60% survivor benefit for employees with spouses.

Prior Pension Formula – Clarica

Mr. Astley is the only Named Executive Officer impacted by the prior Clarica Pension Formula. He retired effective October 1, 2004 and is entitled to an annual pension of $566,000. The annual pension benefit is determined as years of service multiplied by the sum of 1% of average pensionable earnings up to $100,000 and 1.5% of average pensionable earnings over $100,000, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). Average pensionable earnings for this purpose are calculated as the average of the basic salary and target annual bonus over the final 36 months of employment.

The pension benefit may increase in future years, based on an annual indexation formula prescribed in the plan, which also limits any percentage increase to the percentage change in the Consumer Price Index. Employees may also contribute to a Defined Contribution plan; Sun Life Assurance matches the contributions. Mr. Astley received the maximum $3,000 match on his contributions and this value is reported under “All Other Annual Compensation” in the Summary Compensation Table on page 27.

Pension Formula Effective January 1, 2005

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the pension formula effective January 1, 2005. Average pensionable earnings for this purpose are calculated as the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. For this purpose, pensionable earnings include basic salary plus the lesser of the Named Executive Officer’s target and actual annual bonus, with the bonus component limited to 100% of basic salary. The annual pension benefit at normal retirement is determined as years of service after 2004 (2008 for individuals who chose to remain covered by the prior formula until December 31, 2008) multiplied by 1.6% of average pensionable earnings, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada).

New Pension Formula – Sun Life Assurance – Payable at Normal Retirement
	Years of Service Covered by the New Pension Formula
Average Pensionable Earnings	15	20	25	30	35

$200,000	$48,000	$64,000	$80,000	$96,000	$112,000

$400,000	$96,000	$128,000	$160,000	$192,000	$224,000

$600,000	$144,000	$192,000	$240,000	$288,000	$336,000

$800,000	$192,000	$256,000	$320,000	$384,000	$448,000

$1,000,000	$240,000	$320,000	$400,000	$480,000	$560,000

$1,200,000	$288,000	$384,000	$480,000	$576,000	$672,000

$1,400,000	$336,000	$448,000	$560,000	$672,000	$784,000

$1,600,000	$384,000	$512,000	$640,000	$768,000	$896,000

$2,000,000	$480,000	$640,000	$800,000	$960,000	$1,120,000

$2,400,000	$576,000	$768,000	$960,000	$1,152,000	$1,344,000

The pension benefit formula is adjusted if the Named Executive Officer leaves employment prior to age 62. If the Named Executive Officer leaves prior to age 51, the formula is revised to replace the 1.6% factor with a factor of 1%. If the Named Executive Officer leaves between ages 51 and 62, the 1% factor is increased by 0.05% for each complete year that retirement follows age 50, to a maximum factor of 1.6% at ages 62 and later.

The pension benefit is payable without reduction if the Named Executive Officer retires at age 62 or later. The pension benefit is reduced actuarially if the Named Executive Officer retires prior to age 62.

Upon retirement, the pension benefit is payable for the life of the Named Executive Officer.

Sun Life Financial Inc.

Management Information Circular

The total combined annual pension benefit for all service in all Sun Life Assurance sponsored defined benefit plans cannot exceed 65% of the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. The new program also contains a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Assurance matches the Named Executive Officer’s contribution. The matching is 100% in years 2004 to 2008 inclusive, and 50% in years 2009 and beyond. The total contribution (Named Executive Officer plus Sun Life Assurance) is limited by the Income Tax Act (Canada). Any amount of matching contribution that Sun Life Assurance makes for a Named Executive Officer in a given year is reported under “All Other Annual Compensation” in the Summary Compensation Table on page 27.

Retirement Benefits for Named Executives in the United States

The following table illustrates the total annual pension for employees, including Mr. Salipante, who are eligible to participate in the U.S. Employees’ Retirement Income Plan and accompanying Trust (“US Pension Plan”). Under the US Pension Plan, income is payable for the life of the eligible officer. The normal form of pension for single employees is a life annuity. For married individuals it is an actuarially reduced 50% joint and survivor benefit.

Pensionable earnings for this purpose are calculated using the highest average of base earnings and incentive payment, up to target, earned over the highest consecutive 36-month period in the last 120 months. The pension benefit is determined by years of service (maximum of 30) multiplied by 1.67% of the pensionable earnings, plus 0.5% of pensionable earnings for service in excess of 30 years (to a maximum of 40).

In no event can the annual pension benefit exceed US$165,000 at the normal retirement age as defined by the United States Social Security Office. The maximum pensionable earnings that can be used to determine this benefit are US$205,000. Benefits attributable to pensionable earnings over the maximum are accounted for under the United States Excess Plan, an unfunded pension plan with terms similar to the US Pension Plan. The combined benefits under both the US Pension Plan and the United States Excess Plan are set out following.

Annual Pension – United States (US$)
	Years of Service
Average Pensionable Earnings	15	20	25	30	35

$ 200,000	$50,000	$66,667	$83,333	$100,000	$105,000

$ 400,000	$100,000	$133,333	$166,667	$200,000	$210,000

$ 600,000	$150,000	$200,000	$250,000	$300,000	$315,000

$ 800,000	$200,000	$266,667	$333,333	$400,000	$420,000

$ 900,000	$225,000	$300,000	$375,000	$450,000	$472,500

$1,000,000	$250,000	$333,333	$416,667	$500,000	$525,000

$1,200,000	$300,000	$400,000	$500,000	$600,000	$630,000

$1,400,000	$350,000	$466,667	$583,333	$700,000	$735,000

Pension Entitlement

The following table provides the current and projected years of credited service, and the estimated annual pension for each Named Executive Officer based on current compensation, assuming they retired at their normal retirement age of 65.

	Credited Service			Estimated Annual Pension
Name	at December 31, 2004	at Normal Retirement		at Normal Retirement Age[3]

Donald A. Stewart	35.0	41.9		$1,300,000

C. James Prieur	25.9	37.2		$773,000

Robert C. Salipante	2.0	18.9		US $358,000

Robert M. Astley[1]	n/a	n/a		$566,000

Paul W. Derksen	15.3	31.2	[2]	$487,000

1.	Mr. Astley’s pension commenced at his retirement date of October 1, 2004, after 35.6 years of employment.
2.	Mr. Derksen has an arrangement under which he is accruing two years of credited service for each year of actual service until he completes 10 years of actual service.
3.	The Estimated Annual Pension at Normal Retirement Age assumes that a Named Executive Officer will receive the annual bonus at target level. Achieving greater than target will not result in a greater pension, but less than target will result in a lesser pension.

Sun Life Financial Inc.

Management Information Circular

Fiscal 2004 Pension Liability Information

Accrued pension liabilities for the Named Executive Officers and annual service costs are summarized in the following table. The calculation of these amounts uses actuarial methods and assumptions that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Corporation’s 2004 consolidated financial statements. As the assumptions reflect the Corporation’s best estimate of future events, the values shown in the table below may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other companies.

Name	Annual Service and Compensation Cost for 2004[1]	Accrued Liability at December 31, 2004[2]

Donald A. Stewart	($12,000)[3]	$12,254,000

C. James Prieur	$90,000	$5,395,000

Robert C. Salipante	US $87,000	US $159,000

Paul W. Derksen	$253,000	$2,219,000

1.	Represents the pension expense related to 2004 service for each of the Named Executive Officers and the impact of differences between actual compensation increases for 2004 and the actuarial assumptions used for the year.

2.	Accrued liability is the actuarial value of projected obligations for service to December 31, 2004. The values have been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the 2004 Notes to the Corporation’s consolidated financial statements. The accrued liability assumes a Named Executive Officer will achieve target bonus.

3.	Due to the 35-year limit on credited service under the prior Sun Life pension formula, Mr. Stewart accrued 0.63 years of credited service during 2004. The service cost for this accrual was more than offset by the reduction in accrued liability due to the fact that no salary increase was granted to him in 2004. Mr. Stewart commenced accruing pension under the new formula January 1, 2005.

Robert M. Astley retired during 2004. Using the same assumptions as for the other Canadian Named Executive Officers, the accrued liability for Mr. Astley’s pension at December 31, 2004 is $7,853,000. This liability reflects that he retired on October 1, 2004 and began receiving his pension of $566,000 per year.

Change of Control Arrangements

The Corporation and Sun Life Assurance have entered into change of control contracts with the Named Executive Officers and certain other senior officers. In the event of a change of control which results in the termination of the employment of the executive, the contracts provide for up to 24 months, and in the case of the Chief Executive Officer up to 36 months, of base pay and target incentive compensation from the date of actual termination. Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved.

For these purposes, a change in control is (i) a consolidation or merger of the Corporation or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of the Corporation or Sun Life Assurance to a non-affiliate; or (iii) the acquisition by a non-affiliate of more than 20% of the voting shares of the Corporation or Sun Life Assurance.

Composition of Management Resources Committee

The Committee is composed of six directors, including a Committee Chair, appointed by the Board of Directors on an annual basis following each annual meeting. No member of the Committee is an officer or employee of the Corporation or Sun Life Assurance Company of Canada, or any affiliated company. Each member satisfies the applicable independence and experience requirements of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and securities regulatory authorities.

The Management Resources Committee presents this report on Executive Compensation. The Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2004.

Signed,

William R. Fatt (Chairman)	David A. Ganong	Bertin F. Nadeau

Ronald W. Osborne	Madeleine M. Paquin*	W. Vickery Stoughton

*Appointed May 19 2004.

Sun Life Financial Inc.

Management Information Circular

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at December 31, 2004 regarding the common shares that were issued under the Executive Stock Option Plan, the Clarica Stock Option Plan and the Directors’ Stock Option Plan, as well as the number of common shares remaining available for issuance under the Executive Stock Option Plan and the Clarica Management Stock Incentive Plan. Security holders approved all of the above plans. The issuance of options from the Directors’ Stock Option Plan has been discontinued, therefore, the table does not include the common shares remaining for issuance under that Plan. The Special 2001 Stock Option Plan was a plan to award all employees of the Corporation following the demutualization of Sun Life Assurance and was not required to be approved by security holders.

			Number of securities remaining
			available for future issuance
	Number of Securities to be issued	Weighted-average exercise price	under equity compensation plans
	upon exercise of outstanding	of outstanding options, warrants	(excluding securities
Plan Category	options, warrants and rights (a)	and rights ($CDN)	reflected in column (a))

Equity compensation plans approved by security holders	12,008,490	$26.927	29,584,190

Equity compensation plans not approved by security holders	448,866	$26.652	995,466

Total	12,457,356	$26.917	30,579,656

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at February 28, 2005, the aggregate indebtedness entered into in connection with the purchase of securities of the Corporation or any of its subsidiaries by all directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $13,680,858. Of this aggregate indebtedness, $4,049,401 relates to financing provided by MFS to eligible MFS employees for purchases of common shares of MFS under the MFS Equity Purchase and Participation Plan. The balance is related to loans provided by McLean Budden Limited to eligible officers of that company for purchases of common shares of McLean Budden Limited. No indebtedness was incurred by directors or officers, former directors or officers or proposed directors of the Corporation for the purchase of securities of the Corporation or its subsidiaries.

As at February 28, 2005, the aggregate indebtedness entered into for purposes other than in connection with the purchase of securities by directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $4,043,125. The majority of this indebtedness relates to housing loans to relocated employees, secured by their principal residences. No directors, executive officers or senior officers of the Corporation were indebted to the Corporation or any of its subsidiaries, other than for “routine indebtedness”. The Corporation does not grant personal loans to its directors, executive officers or senior officers, as such terms are defined under the Sarbanes-Oxley Act of 2002, except in accordance with that Act.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, executive officer or senior officer of the Corporation has or has had any material interest, direct or indirect, in any transaction within the previous three years or any proposed transaction which has materially affected or will materially affect the Corporation.

Sun Life Financial Inc.

Management Information Circular

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return, at December 31, 2004, for $100 invested in common shares, with the cumulative total return of the TSX 300 Stock Index and the TSX Financial Services Index since March 22, 2000, the date on which the Corporation first issued common shares to its shareholders. It is assumed that dividends declared on common shares of the Corporation were reinvested at the share price on the payment date.

NORMAL COURSE ISSUER BID

Under a Notice of Intention to Make a Normal Course Issuer Bid (the “Issuer Bid”) filed with the TSX on January 6, 2005, the Corporation gave notice of intent to purchase up to 29,580,843 common shares of the Corporation, representing approximately 5% of the common shares issued and outstanding. Under the Issuer Bid, which covers the period from January 12, 2005 to January 11, 2006, the Corporation has purchased 1,073,400 of its common shares as of February 28, 2005. Under the Corporation’s 2004 Issuer Bid that was in effect from January 12, 2004 to January 11, 2005 the Corporation purchased 10,099,717 of its common shares. A copy of the Issuer Bid may be obtained free of charge, upon request, from the Corporate Secretary.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased Directors’ and Officers’ liability insurance with an aggregate limit of $210,000,000 per loss. The Corporation will indemnify directors and officers in accordance with its specific indemnification agreements and the Act. In the circumstance that the Corporation is not permitted to grant indemnification, the policy will respond to individual directors and officers directly and no deductible will be applied. The policy expires on May 15, 2005 and has an annual premium of $4,676,000.

ADDITIONAL INFORMATION

The following documents are available, upon request, from the Corporate Secretary: this Circular; the 2004 Annual Report containing the consolidated financial statements for the year ended December 31, 2004; any quarterly reports issued after the Annual Report; Management’s Discussion and Analysis of the Corporation’s condition and results of operations for 2004; and the Corporation’s latest Annual Information Form and any document incorporated by reference in the Annual Information Form. They have all been filed with the Canadian securities regulators and can be found on the SEDAR website: www.sedar.com and with the United States Securities and Exchange Commission (website: www.sec.gov).

Sun Life Financial Inc.

Management Information Circular

CONTACTING THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with the Board of Directors by e-mail at boarddirectors@sunlife.com or by writing to:

Board of Directors
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario, Canada M5H 1J9

DIRECTORS’ APPROVAL

The contents and the sending of this Circular to shareholders, directors and the auditors of the Corporation have been approved by the Board of Directors of the Corporation.

Joan M. Wilson
Vice-President and Corporate Secretary
March 21, 2005

Sun Life Financial Inc.

Management Information Circular

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

This Charter sets out:

1.	The roles and responsibilities of the Board of Directors.

2.	The principal accountabilities that each Director must consider in order to evaluate whether his or her participation on the Board of Directors and Committees of the Board is at the level needed to enable the Director to fulfil his or her duties and responsibilities, plus criteria for selection of new Directors.

3.	The corporate governance practices and policies that apply to the Board of Directors.

1. ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Mission

To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Responsibilities of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. In discharging this duty, the Board has the following overall stewardship responsibilities and has clearly outlined matters that require Board approval and those that have been delegated to management.

Board of Directors

•	Planning Board size and composition, establishing Committees of the Board, determining Director compensation, evaluating and selecting candidates for election at each annual meeting.

•	Maintaining a formal orientation and education program for new Directors, and ongoing programs for all Directors.

•	Establishing corporate governance practices and policies that apply to the Board of Directors.

•	Assessing its own effectiveness, the effectiveness of the Committees of the Board, the effectiveness of the Non-Executive Chairman of the Board and the effectiveness of individual Directors on an annual basis.

Senior Management

•	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.

•	Sustaining a culture of integrity throughout the organization.

•	Delegating to management powers to manage the Corporation.

•	Overseeing succession planning for senior management positions.

•	Approving the compensation of senior management.

•	Advising and counselling the Chief Executive Officer.

Strategy

•	Approving the Corporation’s vision and mission statements.

•	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.

•	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.

Sun Life Financial Inc.

Management Information Circular

Risk Management, Capital Management and Internal Control

•	Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

•	Reviewing compliance with legislative and regulatory requirements.

•	Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or Senior Management.

Material Transactions

•	Reviewing and approving material investments and transactions.

Financial Reporting

•	Reviewing and approving the annual financial statements.

•	Reviewing and approving the quarterly financial statements.

Communication

•	Reporting the financial results to shareholders and other stakeholders.

•	Approving policies with regard to confidentiality of information and securities trading by employees, corporate communications and public disclosure.

•	Enabling shareholders to provide feedback to the independent Directors.

Other

•	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.

•	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

Committees of the Board

The Board of Directors delegates certain responsibilities to standing Committees of the Board to allow an in-depth review of issues. The Chair of each Committee of the Board reports to the full Board on the Committee’s deliberations following each meeting and makes recommendations on behalf of the Committee on matters requiring full Board approval. Each Committee of the Board has a written Charter that is reviewed regularly. The standing Committees of the Board are Audit and Conduct Review Committee, Governance Committee, Management Resources Committee and Risk Review Committee.

2. DIRECTOR ATTRIBUTES

The Board of Directors has the duty, under the Insurance Companies Act (Canada), to supervise the management of the business and affairs of the Corporation. In doing so, each Director must act honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care). The following are the principal accountabilities that each Director must consider in order to evaluate whether his or her participation on the Board of Directors and Committees of the Board is at the level needed to enable the Director to fulfil his or her duties and responsibilities, and thereby to assist the Board as a whole to fulfil its duties and responsibilities:

•	Assumes, with the other Directors, the stewardship role of managing or supervising the management of the business and affairs of the Corporation as required by the Act.

•	Understands the Sun Life Financial vision and objectives.

•	Becomes knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

•	Understands current corporate governance practices, the role of the Board of Directors as articulated in the Charter of the Board of Directors, and the mandate of each Committee of the Board on which he or she serves as articulated in the Committee Charter.

Sun Life Financial Inc.

Management Information Circular

•	Prepares thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance and requesting, as appropriate, clarification or additional information to enable the Director to participate fully in Board deliberations, probe and, as appropriate, challenge management, and make informed business judgements.

•	Strives to attend all meetings, and actively participates in Board deliberations and decisions. Informs himself or herself of significant matters dealt with at meetings not attended.

•	Prevents his or her own interests from conflicting with, or appearing to conflict with, the interests of the Corporation, and discloses details of any such conflicting interests.

•	Scrupulously maintains the confidentiality of corporate information and Board deliberations.

•	Votes on all matters requiring a decision of the Board or its Committees except where there exists a conflict of interest.

•	Acts in the highest ethical manner and with integrity in all personal, business and professional dealings and confirms compliance with the Sun Life Financial Code of Business Conduct on an annual basis.

•	Acts independently of management (for Directors who are not members of management).

Criteria for New Directors

The Board of Directors is of the view that the following are some of the most important individual characteristics to be taken into account in the selection of a Director for the Corporation:

•	Proven record of making good business decisions.

•	A clear understanding of current corporate governance practices.

•	A favourable reputation in the business community.

•	A knowledge of local, national and international business issues.

•	A reasonable knowledge of financial matters.

•	Availability to regularly attend Board meetings.

•	Able to act independently of management (for Directors who are not members of management).

In addition to these personal characteristics, certain regulatory requirements are relevant to Director selection such as residency and “affiliation” requirements that apply to the Board and financial literacy requirements that apply to the Audit and Conduct Review Committee. The Board will also seek to have among its membership one or more Directors resident in the major jurisdictions in which the Corporation carries on business.

3. CORPORATE GOVERNANCE POLICIES AND PRACTICES

Board Composition, Independence, Number of Directors and Term of Office

On an annual basis the Board of Directors affirms that a majority of the Directors satisfy the applicable independence and experience requirements of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and securities regulatory authorities.

A Director is independent if he or she has no direct or indirect material relationship with the Corporation. A material relationship is one that could, in the judgment of the Board, be reasonably expected to interfere with the exercise of independent judgment, or one which has been identified as a material relationship under applicable Canadian or U.S. securities rules.

The by-laws allow for the Board to have a minimum of eight and a maximum of 20 Directors. The Board has not established a specific number of years a Director may serve on the Board, however, under the by-laws of the Corporation, each Director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance Committee, in consultation with the Non-Executive Chairman of the Board, will review each Director’s nomination for election on an annual basis.

The retirement date for Directors is the date of the annual meeting following the Director’s 70th birthday. The non-management Directors may, if they unanimously determine that is in the best interest of the Corporation to do so, waive this requirement for a Director and nominate the

Sun Life Financial Inc.

Management Information Circular

Director for election for one additional term. The waiver may be renewed for a second additional term but not for any further period. A Director who is a member of management must resign when he or she leaves active employment.

Non-Executive Chairman of the Board

The independent Directors will select from among their number a Director who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Non-Executive Chairman of the Board also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. In conjunction with the Chief Executive Officer, the Non-Executive Chairman of the Board sets the Board agenda, chairs the Board meetings and private sessions for the independent Directors. The Non-Executive Chairman of the Board is a regular attendee at Board Committee meetings. The duties of the Non-Executive Chairman of the Board are outlined in the position description for that role. Those duties include engaging, at the expense of the Corporation, outside advisors for the non-management Directors, the Board or Board Committees, as required.

Meetings of the Board of Directors

A schedule of regular Board and Board Committee meetings is circulated to the Directors and agreed upon by the Governance Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings is sent to the Directors approximately three weeks in advance of regularly scheduled meetings.

Either the Non-Executive Chairman of the Board or any three Directors may call special meetings of the Board of Directors an any time with 24 hours notice. A quorum at any meeting of the Board shall be five Directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately. On an annual basis, the Board will meet privately with the Appointed Actuary, without management present.

Attendance at Board and Committee Meetings

Each Director is expected to attend all meetings of the Board, as well as all meetings of the Board Committees of which the Director is a member. The Board recognizes that additional meetings may need to be scheduled on short notice when participation by all Directors may not be possible. In addition, Directors may not be able to attend meetings from time to time for medical reasons or due to other circumstances. The Governance Committee reviews the attendance of Directors each year. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board.

Preparation for Board and Committee Meetings

Each Director is expected to prepare for each meeting of the Board, as well as each meeting of the Board Committees of which the Director is a member, by thoroughly reviewing the materials which are generally made available the week before each meeting.

Access to Management

Each Director shall have access to management, as necessary, to carry out his or her responsibilities.

Change of Occupation

Directors whose principal employment changes materially from that which they held when elected to the Board (including retirement from their principal employment) must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

Conflict of Interest

A Director’s business or personal relationships may occasionally give rise to a material personal interest in a business matter or relationship of the Corporation that conflicts, or appears to conflict, with the interests of the Corporation. In such circumstances, the issue should be raised with the Non-Executive Chairman of the Board. Appropriate steps will then be taken to determine whether an actual or apparent conflict exists, and in accordance with statutory requirements, determine whether it is necessary for the Director to be excused from discussions on the issue.

Sun Life Financial Inc.

Management Information Circular

In addition, each Director must ensure that he or she is free from any interest and any business or other relationship, which could, or could reasonably be perceived to materially interfere with the Director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from holding shares of the Corporation. Directors who are also members of management of the Corporation are recognized by statute as being “affiliated” Directors.

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.

It is the policy of the Board that each Director of the Corporation will own or have invested an amount equivalent to a value of not less than $300,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in December 2004 or within five years of the Directors’ appointment to the Board, whichever is later.

Orientation of New Directors

The Corporation has orientation and education arrangements for new members of the Board. This orientation begins with a strategic overview session with the Chief Executive Officer or President and Chief Operating Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Corporation. A new Director will be provided with a range of written materials including those which outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Sun Life Financial Code of Business Conduct, and this Charter.

Management will arrange site visits as well as private meetings with members of management, as requested by the Director.

Continuing Education for Directors

The Corporation provides ongoing business and Director education sessions for members of the Board. Individual Directors may participate in outside professional development programs approved by the Non-Executive Chairman of the Board, at the expense of the Corporation.

Protection of Directors

To protect Directors who have discharged their duties within the law, a by-law of the Corporation requires Directors to be indemnified by the Corporation, subject to any statutory limitations. The Corporation also provides each Director with a personal Indemnification Agreement, which provides certain additional commitments to Directors, subject to statutory limitations. In addition, the Corporation maintains Directors & Officers indemnity insurance on behalf of all Directors.

Shareholders Communication with the Independent Directors

Shareholders may provide direct feedback to the independent Directors in writing, by mail, fax or email. Details on how shareholders can provide feedback are posted on the Corporation’s website: www.sunlife.com. The Corporate Secretary facilitates this process by monitoring these communications on behalf of the independent Directors.

Interaction with the Media

The Board believes that it is the responsibility of management, rather than members of the Board, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chief Executive Officer before responding.

Sun Life Financial Inc.

Management Information Circular

SCHEDULE B

Sun Life Financial Inc.’s Alignment with The Toronto Stock Exchange (“TSX”) Guidelines for Improved Corporate Governance

The Board of Directors has determined that Sun Life Financial’s governance procedures align with all the TSX’s Guidelines for Improved Corporate Governance.

Guideline 1: The board shall explicitly assume responsibility for the stewardship of the corporation and specifically for:

Comments:

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. In discharging this duty, the board has clearly outlined its overall stewardship responsibilities, the matters that require board approval and those that have been delegated to management.

The Charter of the Board of Directors sets out the roles and responsibilities of the board, the principal accountabilities of each individual director and the corporate governance practices that apply to the Board of Directors and can be found as Schedule A to this Circular.

The Corporation’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The board has adopted the Sun Life Financial Code of Business Conduct.

The Charters of the Board of Directors and Board Committees and the Sun Life Financial Code of Business Conduct are posted on the Sun Life Financial website: www.sunlife.com and are available from the Corporate Secretary upon request.

Guideline 1 a: Adoption of a strategic planning process;

Comments:

The board sets the strategic direction for the Corporation and annually approves the related financial and operating plan. The board approves the vision and mission statement and regularly reviews the effectiveness of the strategic planning process.

An annual off-site strategy meeting is held to allow for an in-depth consideration of strategic options. The execution of the Corporation’s strategy by management is monitored at every regular meeting of the board. Management must seek board approval of transactions that will have significant strategic impact.

Guideline 1 b: Identification of the principal risks of the corporation’s business and implementation of appropriate systems to manage these risks;

Comments:

The board, through its Risk Review Committee, ensures a process is in place to identify and manage major market, credit, insurance and operational risks across the enterprise. The Risk Review Committee also reviews compliance with risk management policies and reports related to compliance with legal and regulatory matters, including the Sun Life Financial Code of Business Conduct.

Guideline 1 c: Succession planning, including appointing, training and monitoring senior management;

Comments:

The board, through its Management Resources Committee, develops succession plans for the position of Chief Executive Officer and establishes and oversees processes for evaluating the performance of the Chief Executive Officer. The committee reviews the succession plans for senior management and the Chief Executive Officer’s assessment of their performance.

On an annual basis, the unrelated directors review succession plans and participate in the evaluation of the Chief Executive Officer. The board approves the appointment of individuals at the level of Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents.

Sun Life Financial Inc.

Management Information Circular

Guideline 1 d: Communications policy for the corporation;

Comments:

The board approves annual and quarterly financial results reported to shareholders and other stakeholders and approves policies with regard to the timely disclosure of material information, confidentiality of information and securities trading by employees, corporate communications, interaction with analysts and public disclosure.

Sun Life Financial communicates with its shareholders and stakeholders through a number of channels including its annual and quarterly reports, news releases, website, and quarterly investor calls and industry conferences. Investor Relations responds to institutional shareholders’ inquiries. Shareholder Services responds to inquiries from retail shareholders.

Guideline 1 e: Integrity of the corporation’s internal control and management information systems.

Comments:

The board, through its Audit and Conduct Review Committee, reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets. On a quarterly basis, the Chief Internal Auditor reviews the adequacy and effectiveness of the internal control environment with the committee.

Guideline 2: A majority of directors should be “unrelated”.

Comments:

Two of the directors are “related” management directors: Donald A. Stewart and C. James Prieur. Eleven of the 13 directors who are nominated for election at the May 11, 2005 annual meeting are unrelated.

Guideline 3: The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

Comments:

Based on information provided by the directors as to their individual circumstances, the board has determined that after the May 11, 2005 annual meeting 11 of the 13 directors will be unrelated.

Guideline 4: The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Comments:

All members of the Governance Committee are unrelated directors. The Governance Committee identifies individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition, and recommends those individuals to the board as nominees for election as directors at each annual meeting.

The Charter of the Board of Directors outlines expected director attributes and criteria for new directors.

Guideline 5: The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

Comments:

On an annual basis, the Chairman of the Board, in consultation with the Governance Committee, leads a process to review the effectiveness of the board and each board committee. Responses to a written questionnaire are compiled, the Chairman of the Board reviews all responses and

Sun Life Financial Inc.

Management Information Circular

all directors receive a summary of the results. Recommendations that the independent directors agree will enhance effectiveness are adopted. Process improvements are regularly suggested by board members, discussed at private sessions of the independent directors and implemented. In addition, each committee of the board reviews its own performance and reports to the board on those deliberations and effectiveness enhancements.

The Chairman of the Board, in consultation with the Governance Committee oversees an annual peer evaluation process to provide feedback to individual independent directors, including the Chairman of the Board. This process has been developed in consultation with an outside consultant who has assisted the Chairman of the Board and the Governance Committee to implement and enhance this process over several years. The outside consultant compiles the feedback received and shares consolidated results with each independent director and the Chairman of the Board. The Chairman of the Board meets individually with each independent director to discuss the results of the peer evaluation.

Guideline 6: Each corporation should provide an orientation and education program for new directors.

Comments:

The Governance Committee reviews the orientation program for new directors, directors who join committees and the ongoing business seminar program for all board members. The orientation program has several components. Sessions on the Corporation’s strategy, business operations and financial reporting as well as visits to operational sites are held with corporate and operating management. The Chairman of the Board meets with new directors to discuss the role of the board and board committees. When a new or current director joins a new committee, a meeting is scheduled with the Committee Chair and members of management who provide reports to that committee to provide an overview of that committee’s work.

The Corporation regularly updates a Directors’ Manual for new and existing board members which includes information about the Corporation, the board, its committees and board administration.

Business unit presentations and education seminars for directors are held at least quarterly. Individual directors may participate in outside professional development programs approved by the Chairman of the Board, at the expense of the Corporation.

Guideline 7: The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.

Comments:

The By-Laws of the Corporation allow for a board of between eight and 20 members. Following the 2005 annual meeting, the number of board members will be reduced from 15 to 13. The Governance Committee is responsible for recommending to the board the appropriate board size. Breadth and diversity of experience to facilitate effective decision-making plus the staffing of board committees are factors taken into account in determining board size.

Guideline 8: The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.

Comments:

On an annual basis, the Governance Committee reviews and makes recommendations to the board on the adequacy in terms of responsibility, risk involved and time commitment to be an effective director and competitiveness relative to other Canadian financial institutions and large public companies of the compensation paid to the unrelated directors and the Chairman of the Board. The Committee also reviews the form of payment and director share ownership as compared to the required ownership of an amount equivalent to a value of not less than $300,000 in common shares and/or DSUs. Effective January 1, 2005, all directors receive at least $45,000 of their annual remuneration in the form of DSUs. Further information on directors’ compensation is found on pages nine to 12 of this Circular.

Sun Life Financial Inc.

Management Information Circular

Guideline 9: Subject to Guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated.

Comments:

All members of all committees of the board are unrelated directors. Reports of the board committees and the names of the Chairs and members can be found starting on pages 14 of this Circular.

Guideline 10: The board should assume responsibility for, or assign to a committee of directors, responsibility for developing the approach to corporate governance issues.

Comments:

The Governance Committee monitors, on a continuing basis, current corporate governance developments and the effectiveness of the corporate governance processes within Sun Life Financial. The Governance Committee recently completed a review of the Charters of the Board and Board Committees to ensure they meet applicable regulatory standards and are consistent with current corporate governance standards and recommended approval of the Charters to the board. The Committee also reviews amendments to the Sun Life Financial Code of Business Conduct and annual meeting related corporate governance disclosure including this Circular and reports on these reviews to the board.

Guideline 11: The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities.

In addition the board should approve or develop the corporate objectives, which the CEO is responsible for meeting, and assess the CEO against those objectives.

Comments:

Charters have been developed for the board and board committees. Position descriptions are in place for the Chief Executive Officer and the Chairman of the Board. The board has clearly defined the limits of management’s authority with respect to entering into material transactions and investments.

Annually, the board approves the corporate objectives that the Chief Executive Officer is responsible for meeting and the unrelated directors assess the Chief Executive Officer’s performance against the previous year’s objectives.

Guideline 12: The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes, referred to as the “lead director”.

The chair or lead director should ensure that the board carries out its responsibilities effectively, which may involve the board meeting on a regular basis without management present and assigning responsibility for administering the board’s relations to management to a committee of the board.

Comments:

The board appointed a Non-Executive Chairman of the Board for the first time following the 2003 annual meeting. The Chairman of the Board is responsible for providing leadership to enhance the effectiveness and independence of the board. At every regularly scheduled board meeting, the unrelated directors meet privately. All aspects of the board’s stewardship responsibilities are discussed at these sessions.

Guideline 13: The audit committee should be composed only of unrelated directors. All members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.

The board should adopt a charter for the audit committee, which sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.

Sun Life Financial Inc.

Management Information Circular

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Comments:

All members of the Audit and Conduct Review Committee are unrelated and financially literate. The board has designated an “audit committee financial expert” as defined by the SEC rules.

The Charter of the Audit and Conduct Review Committee was recently reviewed and updated by the Committee and the Governance Committee and approved by the board. The Audit and Conduct Review Committee oversees the integrity of financial statements and information provided to shareholders, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of the External Auditor. The Report of the Audit and Conduct Review Committee is found on pages 15 and 16 of this Circular.

The Committee meets regularly with the External Auditor without management present, and with the Chief Internal Auditor without either the External Auditor or management present.

Guideline 14: The board should implement a system to enable an individual director to engage an outside advisor at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Comments:

The board and board committees may engage advisors at the expense of the Corporation with the approval of the Chairman of the Board.

SCHEDULE C

Sun Life Financial Inc.’s Alignment with The New York Stock Exchange (“NYSE”) Corporate Governance Rules

The following is a summary of the NYSE’s Corporate Governance Rules, in each case followed by a comparison with Sun Life Financial’s governance procedures.

Rule 1 – Listed companies must have a majority of independent directors.

Comments:

The Charter of the Board of Directors states that a majority of directors must be independent.

Rule 2 – No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. Companies must identify which directors are independent and disclose the basis for that determination.

Comments:

The Board of Directors has adopted standards to assist it in determining the independence of the directors (the Independence Standard), which is included in the Charter of the Board of Directors under the heading Board Composition, Independence, Number of Directors and Term of Office. The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances and have determined that 11 of the 13 directors who are nominated for election at the May 11, 2005 annual meeting are independent, based on the Corporation’s Independence Standard. The two directors who are standing for election who are not independent are senior executives of the Corporation: Donald A. Stewart and C. James Prieur. The table in the Election of Directors section of this Circular starting on page five identifies the independence status of each director.

Sun Life Financial Inc.

Management Information Circular

Rule 3 – To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Comments:

An executive session of the non-management directors is held after each regularly scheduled meeting of the Board of Directors, without management. The Chairman of the Board presides at each of these meetings.

Rule 4 – Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the committee.

Comments:

The nominating/corporate governance committee of the board is known as the Governance Committee. All members of the Governance Committee are independent directors. The Governance Committee has a written charter that addresses the Committee’s purpose and responsibilities and complies with the minimum requirements of NYSE Rule 4 other than the oversight of the evaluation of management, which is a duty of the Management Resources Committee. The Charter is posted on the Sun Life Financial website: www.sunlife.com. As part of the board’s annual effectiveness review, the Committee undertakes an annual performance evaluation.

Rule 5 – Listed companies must have a compensation committee composed entirely of independent directors.

The compensation committee must have a written charter that addresses the committee’s purpose and responsibilities, which, at minimum, must be to have direct responsibility

(A)	to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

(B)	make recommendations to the board with respect to non-CEO executive officer compensation and incentive compensation plans and equity-based plans that are subject to board approval; and

(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC.

Comments:

The compensation committee of the board is known as the Management Resources Committee. All members of the Management Resources Committee are independent directors. The Management Resources Committee has a written charter that addresses the Committee’s purpose and responsibilities and complies with the minimum requirements of the NYSE Rule other than the following: the Committee makes recommendations on the Chief Executive Officer’s compensation and performance to the independent directors for approval. The Charter is posted on the Sun Life Financial website: www.sunlife.com. As part of the board’s annual effectiveness review, the Committee undertakes an annual performance evaluation.

Rule 6 – Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Comments:

The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the board has determined that all six members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

Sun Life Financial Inc.

Management Information Circular

The Audit and Conduct Review Committee is responsible for the compensation and oversight of the External Auditor. As required under Canadian law, the External Auditor is appointed annually by the shareholders rather than by the Committee. The Committee reviews the performance of the External Auditor and makes a recommendation to the board which in turn recommends a registered public accounting firm’s appointment to the shareholders.

Rule 7 – The audit committee must have a minimum of three members.

Comments:

The Corporation complies with the requirements of the NYSE as to the role and composition of audit committees. The Audit and Conduct Review Committee has six members. The Board of Directors has determined that each member of its Audit and Conduct Review Committee is independent, based on the standards for independence established by the Board of Directors, and is financially literate. In the Board of Directors’ judgement, a member of the Audit and Conduct Review Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the External Auditors of the Corporation that the member requires, the member is able to read and understand the Corporation’s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. The board has also determined that the Chair of the Committee, Mr. Osborne, is an “audit committee financial expert” as defined by SEC rules and therefore has the accounting or related financial management experience required by NYSE Rule 7. The SEC has indicated that the designation of Mr. Osborne as an audit committee financial expert does not make Mr. Osborne an “expert” for any purpose, or impose any duties, obligations or liability on Mr. Osborne that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or Board of Directors. Mr. Osborne is a member of the audit committee of five publicly traded companies, including the Corporation, and the Board of Directors has determined such simultaneous service would not impair his ability to effectively service on the Corporation’s Audit and Conduct Review Committee.

Rule 7 b – In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

Comments:

The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the Board has determined that all six members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

Rule 7 c – The audit committee must have a written charter that addresses the committee’s purpose – which, at a minimum, must be to:

(i)	assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors; and prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement.

(ii)	an annual performance evaluation of the audit committee.

(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to

(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

(B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

Sun Life Financial Inc.

Management Information Circular

(C)	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(D)	discuss policies with respect to risk assessment and risk management;

(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

(F)	review with the independent auditor any audit problems or difficulties and management’s response;

(G)	set clear hiring policies for employees or former employees of the independent auditors; and

(H)	report regularly to the board of directors.

Comments:

The Audit and Conduct Review Committee has a written charter that addresses the Committee’s purpose and responsibilities and complies with the minimum requirements of the Rule other than the following. Duties related to oversight of the Company’s compliance with legal and regulatory requirements and policies with respect to risk assessment and risk management have been delegated by the board to the Risk Review Committee, a committee composed entirely of independent directors. The Audit and Conduct Review Committee reviews earnings press releases and reviews the type of financial information provided to analysts and rating agencies.

The Audit and Conduct Review Committee’s Charter is attached to the Annual Information Form filed with the Canadian securities regulators and posted on the Sun Life Financial website: www.sunlife.com and with the United States Securities and Exchange Commission (website: www.sec.gov). As part of the board’s annual effectiveness review, the Committee undertakes an annual performance evaluation.

Rule 7 d – Each listed company must have an internal audit function.

Comments:

Sun Life Financial has an internal audit function.

Rule 8 – Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

Comments:

The Corporation complies with TSX rules that require shareholder approval of new share issues.

Rule 9 – Listed companies must adopt and disclose corporate governance guidelines.

Comments:

The Corporation has adopted corporate governance guidelines. The subjects outlined in the Rule to be addressed in the corporate governance guidelines are included in the Charter of the Board of Directors. The Corporation’s alignment to proposed CSA guidelines can be found in the Report on Corporate Governance section of this Circular starting on page 12. Under TSX rules, the Corporation is required to disclose information relating to its governance procedures which is set out in Schedule B of this Circular. The Charter of the Board of Directors is set out in Schedule A (page 39) of this Circular. The Charters of the Board of Directors and Board Committees are posted on the Corporation’s website: www.sunlife.com.

Sun Life Financial Inc.

Management Information Circular

Rule 10 – Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Comments:

The Sun Life Financial Code of Business Conduct applies to directors, officers and employees. It is posted on the Corporation’s website: www.sunlife.com. No waivers of the Code for directors or executive officers have been granted.

Rule 11 – Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Comments:

The Corporation is a foreign private issuer. The Corporation does not believe that its corporate governance practices substantially differ from those followed by domestic companies under the NYSE listing standards.

Rule 12 – Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

Comments:

The Corporation is materially in compliance with the applicable Rules and will notify the NYSE if any executive officer becomes aware of any material non-compliance with the Rules. Annual and interim Written Affirmations will be filed with the NYSE.

SCHEDULE D

Policy Restricting the Use of External Auditors

1. This policy governs all proposals by the Corporation or any of its subsidiaries to engage, as a service provider, the external auditor or any of its affiliates, related businesses or associated persons as defined in the Sarbanes-Oxley Act of 2002 (“S-O Act”) (collectively referred to as the “External Auditor”).

2. The External Auditor will normally be engaged to provide audit and audit-related services, including advisory services related to the External Auditor’s audit and audit-related work such as advice pertaining to internal audit, tax, actuarial valuation, risk management, and regulatory and compliance matters, subject to the prohibitions contained in the S-O Act and in any other applicable laws, regulations or rules. The S-O Act prohibitions are set out in Appendix 1.

3. Any engagement of the External Auditor for services that would be legally prohibited by the S-O Act and that was in place at the date this policy was initially established may continue in place until such prohibition becomes operative or it is otherwise prohibited by applicable law, regulation or rule. The Controller will maintain a list of such engagements. The Corporation will not enter into any other such engagements prior to the S-O Act prohibitions becoming operative.

4. Each engagement of the External Auditor to provide services will require the approval in advance of the Audit and Conduct Review Committee of Sun Life Financial Inc. and the audit committee of any affected subsidiary that is itself directly subject to the S-O Act. The Audit and Conduct Review Committee may establish procedures regarding the approval process, which will be co-coordinated by the Controller.

Sun Life Financial Inc.

Management Information Circular

5. The Corporation and its subsidiaries will not employ or appoint as chief executive officer, chief financial officer, controller, chief accounting officer, appointed actuary, or equivalent position within the Corporation or subsidiary, any person who was employed by the External Auditor and who provided any services to the Corporation or any subsidiary at any time during the previous two years.

6. The Controller is responsible for the application and interpretation of this policy, and should be consulted in any case where there is uncertainty regarding whether a proposed service is, or is not, an audit or audit-related service. The Controller will revise Appendix 1 as required, from time to time, to reflect changes in applicable laws, regulations or rules.

7. This policy, as amended and restated, is effective from October 30, 2002.

Appendix 1

Sarbanes-Oxley Act of 2002 – Prohibition on services

The External Auditor will be prohibited from providing the following services after the applicable provisions of the S-O Act become operative:

a)	bookkeeping or other services related to the accounting records or financial statements;
b)	financial information systems design and implementation;
c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
d)	actuarial services;
e)	internal audit outsourcing services;
f)	management functions or human resources;
g)	broker or dealer, investment adviser, or investment banking services;
h)	legal services and expert services unrelated to the audit; and
i)	any other service that the Public Company Accounting Oversight Board, to be established under the S-O Act, determines to be impermissible.

Sun Life Financial Inc.

Management Information Circular

SCHEDULE E

Shareholder Proposals

Proposals No. 1 — 10 have been submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 Email: bobverdun@rogers.com (Telephone 519-574-0252). The proposals and Mr. Verdun’s supporting comments are set out in italics below. The proposals were submitted in English and translated into French by the Corporation.

NOTE: The Corporation is required by the Insurance Companies Act to include the foregoing shareholder statements in this Circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements made therein.

Proposal No. 1 — Candidates for Director must receive at least 75% support

As one of Canada’s largest financial-services corporations, Sun Life should apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must earn an “A” grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Insurance Companies Act.

Shareholder’s Statement

The applicable legislation clearly intends that Directors should be chosen in fully-contested elections. However, as long as standard corporate practice prevents truly-democratic contests, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such a disgraceful reputation accepts Directors who earn only a “B” grade from the company’s owners, the shareholders of Sun Life should accept nothing less than an “A” standard. Sun Life does not want to find itself in a position similar to that of one of the major Canadian banks, which in 2004 “elected” Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1 FOR THE FOLLOWING REASONS:

The Board of Directors cannot implement this proposal because it contravenes the Insurance Companies Act, the governing statute of the Corporation. The Insurance Companies Act provides that “...the persons,...who receive the greatest number of votes at an election of directors of the company shall be the directors”. Nortel Networks Corporation is a corporation governed by the Canada Business Corporations Act, a statute that permits the voting regime that company has adopted.

The Board of Directors believes it has adopted current best corporate governance practices in this area by giving shareholders the option of voting for individual directors or withholding their vote for a particular director and by posting the percentage of votes received for and withheld from voting for each director immediately after the meeting on the Corporation’s website and on www.sedar.com.

The May 11, 2005 annual meeting is the fifth annual meeting of the Corporation since it became a public company. At each annual meeting the directors standing for election have received in excess of 96% of the votes cast, and in most cases, more than 99% of the votes cast in favour of each director. If a significant percentage of shareholders withheld their vote for a director, the Governance Committee would take this into account when making recommendations as to director nominations for election at the next year’s annual meeting.

Proposal No. 2 — Directors who change principal occupation shall resign.

It shall be the policy of Sun Life Financial Inc. to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. In order to ensure continuity in a key role, the Board shall have the discretion to decline the resignation in the case of an individual who has specific skills that the company is relying upon, or who has been given a major leadership position, such as chairing the Board itself or the audit committee. A public statement shall be issued to explain why any resignation has been declined by the Board.

Sun Life Financial Inc.

Management Information Circular

Shareholder’s Statement

Expanding upon any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board’s nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual’s current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the individual’s continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Company in the potentially difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2 FOR THE FOLLOWING REASONS:

The Board of Directors believes its existing Corporate Governance Policies and related disclosure practices address this issue.

The Board has a formal policy of requiring directors whose principal employment changes materially from that which they held when elected to the Board to tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board. The Governance Committee considers each such offer taking into consideration the individual’s attributes, skills and experience as a director and makes a recommendation to the Board to accept or reject the offer to resign. The Charter of the Board of Directors attached as Schedule A to this Circular contains the policy on Change of Occupation and the attributes considered when evaluating directors.

A five-year employment history is provided for each director nominated for election at an annual meeting in the Circular. A change in an individual director’s occupation is therefore transparent to shareholders. Shareholders have the option of voting for each individual director or withholding their vote for a particular director on an annual basis.

Proposal No. 3 – Disclosure of voting by the Company’s mutual funds

Mutual funds owned or controlled by Sun Life Financial Inc. shall, as soon as practical, implement a system of disclosing to unitholders how the fund managers have voted on any issue affecting the funds’ shares that have voting rights. Mutual funds owned or controlled by Sun Life shall also disclose their general guidelines for exercising their voting rights.

Shareholder’s Statement

Governance of mutual funds is a matter of increasing concern to regulators, and one of the key issues is disclosing how shares owned by the funds are voted. Such disclosure is now compulsory in the United States, and all funds owned or controlled by Sun Life should not have a lower standard of governance than competing funds under the jurisdiction of Canada’s largest trading partner. The most efficient method would be to post the information in a timely manner on a website that is accessible to the unitholders of the funds. It is not the intention of this Proposal to require any costly procedures such as consultation with unitholders. Fund managers are delegated the authority to manage unitholders’ money, and that process includes deciding how to vote, or whether to vote at all. However, as persons who exercise delegated democratic authority, fund managers have a duty to disclose how they vote on behalf of the unitholders. Elected representatives at all levels of government are forbidden to vote secretly because they are exercising delegated authority, and the same principle should apply to the governance of mutual funds.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3 FOR THE FOLLOWING REASONS:

The Canadian Securities Administrators are considering a draft National Instrument related to disclosure of voting guidelines and voting records of mutual funds. When regulatory requirements are available, the Corporation will ensure that the standards set by the regulators are met. Among other reasons, it is preferable to await regulatory guidance to ensure that any procedures that the Corporation puts in place are consistent with legal requirements rather than to incur significant additional and unnecessary cost, some of which could be at the expense of mutual fund unit owners, if the Corporation adopted policies in this area that subsequently required modification to address new legal requirements.

Sun Life Financial Inc.

Management Information Circular

Proposal No. 4 – Meaningful quorums

Regardless of any lower standards that might be currently allowed in legislation or bylaws, it is in the best interests of all stakeholders in Sun Life Financial Inc. to have a high level of participation in the annual meeting. Henceforth, the quorum for the annual meeting shall be the participation in person or by proxy of the owners of not less than 50% of the common voting shares of Sun Life Financial Inc. (SLF), which is the normal standard established in the Insurance Companies Act. With respect to the annual meeting of the voting policyholders and sole shareholder of the Sun Life Assurance Company of Canada (of which SLF is the sole voting shareholder), SLF shall take the necessary actions to raise the quorum to 10% of the voting policyholders.

Shareholder’s Statement

The world recently witnessed the people of Iraq risking their lives in order to cast ballots. Citizens in all democratic nations should aspire to the highest possible standards of participation in every democratic process. A low level of participation in the annual meeting of any company reflects a lack of confidence by stakeholders in the board and management, and a feeling that casting a ballot is a wasted exercise. The onus must be on the board and management to make it worthwhile for stakeholders to participate in the democratic process of the annual meetings. The standards in this proposal are the bare minimum that should be considered acceptable.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4 FOR THE FOLLOWING REASONS:

The Board of Directors and management encourage shareholders of the Corporation and voting policyholders of Sun Life Assurance of Canada to participate in the annual meeting in person or by proxy. It is however not practical to be bound by the quorum requirements suggested by this proposal and in fact, could make it very difficult and costly to hold an annual meeting.

As a demutualized company, the Corporation has a very large number of shareholders, many of whom hold a small number of shares. In the five years the Corporation has been a public company, the highest representation of common shares at an annual meeting has been 42.2% of the outstanding shares.

A quorum of 10% of the voting policyholders of Sun Life Assurance of Canada would require 180,000 voting policyholders to be represented in person or by proxy. Again, this is not a practical threshold of required attendance in order to hold an annual meeting.

Proposal No. 5 – Disclose ratio of executive compensation to net revenue

Beginning with the next annual report, the company shall disclose the total dollar cost of all forms of compensation (including the present value of various forms of share incentives and pension entitlements that are not immediately paid in cash) for the 100 top-paid executives of the company. Travel expenses and other perquisites shall be disclosed as a subtotal. This gross cost shall then be expressed as a percentage of the net revenue (profit) of the company, using Generally Accepted Accounting Principles. The gross compensation costs as well as the ratio shall be published annually (with a five-year chart) to provide a benchmark by which shareholders can judge the fairness and effectiveness of executive compensation. A five-year comparative chart shall also be published annually to compare the gross compensation costs of executives with the dividends paid to owners of common shares.

Shareholder’s Statement:

Rising levels of executive compensation are a matter of great concern to shareholders. Salaries, bonuses, various types of stock incentives, perquisites, pension entitlements, and other forms of compensation appear to be rising faster than the company profits from which shareholders receive dividends. A meaningful ratio with illustrative charts would help to put these matters into perspective. Many shareholders are calling for a “cap” on executive compensation, in much the same way as the owners of NHL hockey teams have insisted on a “cap” on players’ incomes. However, a rigid “cap” might cause problems. The establishment of a benchmark ratio is a way of controlling executive compensation while allowing it to rise at a reasonable rate relative to the company’s earnings.

Sun Life Financial Inc.

Management Information Circular

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5 FOR THE FOLLOWING REASONS:

The Board of Directors does not believe the adoption of this proposal would provide meaningful additional information to shareholders. The Corporation’s executive compensation disclosure fully meets regulatory disclosure requirements and addresses emerging best practices in compensation disclosure for the five Named Executive Officers of the Corporation. Enhancements to this year’s compensation disclosure in the Circular include:

•	Greater detail on components of our executive compensation program;

•	Identification of the relative weightings of base salary, annual and long-term incentive for executives at various level;

•	Specific component weightings comprising annual incentive compensation at various executive levels;

•	Specific component weightings comprising the 2004 long-term incentive grants;

•	Stock ownership of the Named Executive Officers as at December 31, 2004;

•	Highlights of the Chief Executive Officer’s performance in 2004;

•	Descriptions of program changes for 2005, including enhancements to the Annual Incentive Plan and the component weightings for 2005 long-term incentive grants;

•	Identification of the aggregate number and value of Restricted Share Units and Performance Share Units (“PSUs”) granted to date, as well as the range of payouts of PSUs depending on achievement in relation to the PSU performance measures; and

•	Expanded details on pension entitlement, including estimated annual pension at normal retirement age, identification of any special pension arrangements for Named Executive Officers, accrued liabilities at December 31, 2004, as well as 2004 costs related to service and compensation.

Proposal No. 6 – Disclosure of ratio of Directors’ compensation to net revenue

Beginning with the next annual report, the company shall disclose the total dollar cost of all forms of compensation for the members of the Board of Directors (of Sun Life Financial Inc. and all subsidiaries). Travel expenses and other perquisites shall be disclosed as a subtotal. The gross cost shall then be expressed as a percentage of the net revenue (profit) of the company, using Generally Accepted Accounting Principles. The gross compensation costs as well as the ratio shall be published annually (with a five-year chart) to provide a benchmark by which shareholders can judge the fairness and effectiveness of director compensation. A five-year comparative chart shall also be published annually to compare the gross compensation costs of Directors with the dividends paid to owners of common shares.

Shareholder’s Statement:

Rising levels of Director compensation are a matter of great concern to shareholders. The gross cost of carrying the Board appears to be rising faster than the company profits from which shareholders receive dividends. A meaningful ratio with illustrative charts would help to put these matters into perspective.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 6 FOR THE FOLLOWING REASONS:

The Board of Directors does not believe the adoption of this proposal would provide meaningful additional information to shareholders. The Corporation’s director compensation disclosure fully meets regulatory disclosure requirements and addresses emerging best practices in director compensation disclosure. The Canadian Coalition for Good Governance recently wrote the Chairman of the Board to commend a number of our director compensation disclosure practices that were included in last year’s and this year’s Circular which include:

•	Providing details on each director’s investment in the Corporation, including year over year changes;

•	Describing fully the components of director compensation; and

•	Supplying the actual cash compensation received by each director.

Sun Life Financial Inc.

Management Information Circular

Proposal No. 7 – Disclosure of potential liability to participating policyholders

The demutualization of predecessor companies imposed continuing liabilities with respect to participating policyholders. If regulators or courts force the company to maintain policyholder dividends at the same rates that were in effect prior to demutualization (or even higher), significant assets of the company will have to be taken out of the shareholders’ account and placed in the participating policyholders’ account. This could have a material impact on the profits available to shareholders of Sun Life. Disclosure of this potential liability shall be made public within 60 days of the passage of this Proposal.

Shareholder’s Statement:

Legal documents for the creation of Clarica Life Insurance Company, which was merged with Sun Life, state very clearly that the company is forever bound to maintain the “reasonable expectations of policyholders” with respect to dividends on participating policies, and that additional assets must be transferred from the shareholders to the policyholders if necessary to support the liabilities of the participating policyholders’ fund. “Reasonable expectations” were never defined, and the only numerical reference to policyholders’ dividends shows that they were regularly increasing prior to demutualization. Thus, approximately 1.8-million policyholders can make a reasonable claim that their dividends must either stay at the same level or increase. Therefore, Sun Life faces a real risk of being forced to take assets away from the shareholders and credit them to policyholders in order to maintain dividends at the rate they were being paid prior to demutualization. Investors need to know the impact of this potential liability.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 7 FOR THE FOLLOWING REASONS:

Sun Life Assurance Company of Canada (including its predecessor by amalgamation, Clarica Life Insurance Company) has at all times operated its participating policyholder accounts, including with respect to payments of policyholder dividends, in accordance with the requirements of the applicable demutualization plan approved by policyholders at the time of the demutualization, and in accordance with law. The Corporation’s material risks and liabilities, including contingent liabilities, are fully disclosed in its audited financial statements for the year ended December 31, 2004 and the notes thereto, its Management’s Discussion and Analysis for the year ended December 31, 2004, and its Annual Information Form dated February 14, 2005. These documents are filed with securities regulators in Canada and the United States and are publicly available at www.sedar.com and www.sec.gov or may be accessed through the Corporation’s website at www.sunlife.com.

Proposal No. 8 – No conflict of interest for Policyholders’ Directors

Currently, Sun Life Financial Inc. manipulates the election of Directors of Sun Life Assurance Company of Canada so that the Boards of the two companies are identical. All of the current Directors are shareholders of Sun Life Financial Inc., which is the sole voting shareholder of Sun Life Assurance Company of Canada. The Insurance Companies Act (Canada) requires that one-third of the Directors of a company with participating policyholders (such as Sun Life Assurance Company of Canada) must be Policyholders’ Directors, and must not own any shares of the Company. Sun Life Financial Inc. must therefore take immediate steps to comply with the law by conducting a democratic election among policyholders to elect the appropriate number of Directors who are not shareholders, either directly or indirectly.

Shareholder’s Statement:

The applicable law clearly intends that policyholders will be effectively and honestly represented on the Board of the operating insurance company. Directors who have no material conflict of interest must make up at least one-third of the Board. The current process is undemocratic and unlawful. The holding-company structure does not remove the conflict of interest for the persons who are currently designated as Policyholders’ Directors but have a significant financial interest as shareholders of the holding company.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 8 FOR THE FOLLOWING REASONS:

The ownership of shares in Sun Life Financial Inc. by a director of Sun Life Assurance Company of Canada who has been elected as a Policyholders’ Director does not contravene the Insurance Companies Act, and the current director election process is neither undemocratic nor unlawful.

One-third of the Board of Directors of Sun Life Assurance Company of Canada is elected exclusively by the voting policyholders of that company, as required by the Act. The remaining two-thirds of the Board is elected by Sun Life Financial Inc., the sole common shareholder of Sun Life Assurance Company of Canada. Once elected, each director of Sun Life Assurance Company of Canada, whether elected by the policyholders

Sun Life Financial Inc.

Management Information Circular

or by the shareholder and regardless of any other shareholdings, has a duty to act in the best interest of Sun Life Assurance Company of Canada as a whole, taking into account the interests of both the policyholders and the shareholder. The Board of Directors of Sun Life Assurance Company of Canada at all times acts in strict accordance with its duties.

At the time of demutualization and the establishment of Sun Life Financial Inc. as the public holding company for Sun Life Assurance Company of Canada, the Board thoroughly reviewed all relevant considerations, including the matter of duties of policyholder directors and best corporate governance practices. The Board concluded that it was appropriate to require that all the directors of Sun Life Financial Inc. have a direct equity stake in that company. The Board of Directors continues to believe that this requirement is appropriate and consistent with best governance practices.

Proposal No. 9 – All elections shall be truly democratic

Henceforth, all elections of Directors of Sun Life shall be conducted by the same principles and to the same standards as governmental elections in Canada. Specifically, the process shall be conducted by an officer or trustee who is independent of management; there shall be an open call for nominations; and there shall be a list of candidates on the ballot that is greater than the number of Directors to be elected. Shareholders of Sun Life Financial Inc. hereby direct the company to implement these generally-accepted principles of democracy in both the holding company and the operating subsidiary, Sun Life Assurance Company of Canada, of which Sun Life Financial Inc. is the sole shareholder.

Shareholder’s Statement:

Professor Randall Morck of the University of Alberta, currently a visiting professor at Harvard University, is an expert in corporate governance, and he is producing solid evidence that the prosperity of companies and whole nations rises with the standards of corporate governance. He believes that true democracy in the election of corporate directors is one of the best defences against greed and illegal activity in the management of the company. He considers that the current form of “election” of Directors in North American corporations is as undemocratic as the selection of leaders in countries such as North Korea.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 9 FOR THE FOLLOWING REASONS:

It is not practical and would be prohibitively expensive to conduct Board of Director elections in the manner suggested by the proposal. The Board of Directors believes that it has adopted current best corporate governance practices in this area by giving shareholders the option of voting for individual directors or withholding their vote for a particular director and by posting the percentage of votes received for and withheld from voting for each director immediately after the meeting on the Corporation’s website and on www.sedar.com. The May 11, 2005 annual meeting is the fifth annual meeting of the Corporation since it became a public company. At each annual meeting the directors standing for election have received in excess of 96% of votes cast and in most cases more than 99% of votes cast. If a significant percentage of shareholders withheld their vote for a director, the Governance Committee would take this into account when making recommendations as to director nominations for election at the next year’s annual meeting.

Proposal No. 10 – The company shall make amends for participation in MFP leasing deals

Clarica Life Insurance Company, which was purchased by Sun Life Financial Inc., provided funding for a number of leasing deals arranged by MFP Financial Inc., a company that has been the subject of two judicial inquiries (one in Toronto and one in Waterloo, Ontario). The latter deal involved the financing of RIM Park, the largest project in the history of the City of Waterloo. MFP had enticed the City by offering financing at a rate under 5%, but was actually obtaining the funds from Clarica at 7.6%, with the intention of charging the City more than 9%. Employees of Clarica knew that the City was being offered a misleading deal, because the impossibly-low rate was regularly reported in the local news media. MFP made a profit of almost $11,000,000 for arranging the deal, and Clarica gained a major investment at above-market rates. The deal was so lucrative that selling only part of this loan to another company, Maritime Life, netted Clarica an immediate profit of $900,000. The judicial inquiry found that the City was the victim of a “bait and switch” by MFP, and that Clarica was “unethical” for ignoring “red flags” while providing the funds that made the scam possible. Clarica was MFP’s only source of funds. The judicial inquiry found that this “unethical” decision had been made at the highest level in Clarica. Waterloo is the home community of Clarica, and this “unethical” action by senior executives has seriously damaged the reputation of Clarica and Sun Life in a prime market. Therefore, this Proposal mandates Sun Life to take meaningful corrective action to compensate the taxpayers of the City of Waterloo for Clarica senior executives’ unethical behaviour. Similar compensation shall be paid for any other unethical MFP deals with public bodies that were financed by Clarica.

Sun Life Financial Inc.

Management Information Circular

Shareholder’s Statement:

Life insurance and other financial services cannot be sold sustainably and profitably unless customers have confidence in the ethics and honesty of the company’s management. The scandalous behaviour of Clarica executives has seriously damaged the company’s reputation, and the only way to repair the damage is to pay substantial compensation to the victims, and make appropriate apologies, for having provided the funds to MFP for “bait and switch” deals or other scams. Full information on the Clarica/MFP/RIM Park scandal is available at the official website: www.waterlooinquiry.ca which includes the complete text of the report of the judicial inquiry, with its numerous references to Clarica’s lack of ethics.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 10 FOR THE FOLLOWING REASONS:

The Corporation does not believe there is any reasonable basis for taking the actions proposed. The Judicial Inquiry commissioned by the City of Waterloo concluded that there were “no legal improprieties attributable to anyone at Clarica” and the Corporation does not believe that any of its employees acted inappropriately or unethically.

Sun Life Financial Inc.

MIC-01